UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. ______)*


                           EarthShell Corporation
    --------------------------------------------------------------------
                               (Name of Issuer

                   Common Stock, Par Value $.01 Per Share
    --------------------------------------------------------------------
                       (Title of Class of Securities)

                                  27032B209
    --------------------------------------------------------------------
                               (CUSIP Number)

                                                  With a copy to:
            James A. Cooper                       Roger R. Wilen
     100 South Brentwood Boulevard               Schiff Hardin LLP
               Suite 200                         6600 Sears Tower
    St. Louis, Missouri  63105-1691             Chicago, IL  60606
            (314) 727-2232                        (312) 258-5810
    --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 17, 2005
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
         CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




   CUSIP No. 27032B209
   ---------------------------------------------------------------------

   1.   Names of Reporting Persons.   ReNewable Products LLC
        I.R.S. Identification Nos. of above persons (entities only)
        20-2042611


   2.   Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  / /
        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO

   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                / /

   6.   Citizenship or Place of Organization    Delaware

    Number of      7.   Sole Voting Power                               0
    Shares         8.   Shared Voting Power                     8,000,000
    Beneficially   9.   Sole Dispositive Power                          0
    Owned by each  10.  Shared Dispositive Power                8,000,000
    Reporting
    Person With

   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person                                        8,000,000

   12.  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)                                     /X/

   13.  Percent of Class Represented by Amount in Row (11)           30.5

   24.  Type of Reporting Person (See Instructions)
        OO








   CUSIP No. 27032B209
   ---------------------------------------------------------------------


   1.   Names of Reporting Persons.   TSCP Machinery & Processing Group,
        LLC
        I.R.S. Identification Nos. of above persons (entities only)


   2.   Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  / /

        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO

   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                / /

   6.   Citizenship or Place of Organization    Delaware



   Number of          7.  Sole Voting Power                             0
   Shares             8.  Shared Voting Power                   8,000,000
   Beneficially       9.  Sole Dispositive Power                        0
   Owned by each     10.  Shared Dispositive Power              8,000,000
   Reporting
   Person With


   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person                                        8,000,000

   12.  Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares (See Instructions)                                     /X/

   13.  Percent of Class Represented by Amount in Row (11)           30.5

   14.  Type of Reporting Person (See Instructions)
        OO




   CUSIP No. 27032B209
   ---------------------------------------------------------------------


   1.   Names of Reporting Persons.   Thompson Street Capital Partners,
        L.P.
        I.R.S. Identification Nos. of above persons (entities only)
        11-3568473


   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a)  / /

        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO

   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                               / /

   6.   Citizenship or Place of Organization    Delaware



   Number of      7.   Sole Voting Power                               0
   Shares         8.   Shared Voting Power                    8,000,0000
   Beneficially   9.   Sole Dispositive Power                          0
   Owned by each  10.  Shared Dispositive Power                8,000,000
   Reporting
   Person With


   11.  Aggregate Amount Beneficially Owned by
        Each Reporting Person                                  8,000,000

   12.  Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                            /X/

   13.  Percent of Class Represented by Amount in Row (11)          30.5

   14.  Type of Reporting Person (See Instructions)
        PN




   CUSIP No. 27032B209
   ---------------------------------------------------------------------


   1.   Names of Reporting Persons.   Thompson Street Capital GP LLC
        I.R.S. Identification Nos. of above persons (entities only)
        11-3568478


   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a)  / /

        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO

   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                / /

   6.   Citizenship or Place of Organization    Delaware



   Number of      7.   Sole Voting Power                                0
   Shares         8.   Shared Voting Power                      8,000,000
   Beneficially   9.   Sole Dispositive Power                           0
   Owned by each  10.  Shared Dispositive Power                 8,000,000
   Reporting
   Person With


   11.  Aggregate Amount Beneficially Owned by
        Each Reporting Person                                   8,000,000

   12.  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                      X

   13.  Percent of Class Represented by Amount in Row (11)           30.5

   14.  Type of Reporting Person (See Instructions)
        OO




   CUSIP No. 27032B209
   ---------------------------------------------------------------------


   1.   Names of Reporting Persons.   James A. Cooper
        I.R.S. Identification Nos. of above persons (entities only)
        N/A


   2.   Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  / /

        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO, PF

   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                / /

   6.   Citizenship or Place of Organization    United States


   Number of      7.   Sole Voting Power                          13,200
   Shares         8.   Shared Voting Power                     8,235,157
   Beneficially   9.   Sole Dispositive Power                     13,200
   Owned by each  10.  Shared Dispositive Power                8,235,157
   Reporting
   Person With


   11.  Aggregate Amount Beneficially Owned by
        Each Reporting Person                                  8,248,357

   12.  Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                            /X/

   13.  Percent of Class Represented by Amount in Row (11)         31.4%

   14.  Type of Reporting Person (See Instructions)
        IN





   CUSIP No. 27032B209
   ---------------------------------------------------------------------


   1.   Names of Reporting Persons.   Peter S. Finley
        I.R.S. Identification Nos. of above persons (entities only)



   2.   Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  / /

        (b)  /X/

   3.   SEC Use Only

   4.   Source of Funds (See Instructions)           OO, PF

   5.   Check id Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                               / /

   6.   Citizenship or Place of Organization    United States


   Number of      7.   Sole Voting Power                               0
   Shares         8.   Shared Voting Power                     8,027,000
   Beneficially   9.   Sole Dispositive Power                          0
   Owned by each  10.  Shared Dispositive Power                8,027,000
   Reporting
   Person With


   11.  Aggregate Amount Beneficially Owned by
        Each Reporting Person                                   8,027,000

   12.  Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                               X

   13.  Percent of Class Represented by Amount in Row (11)          30.6%

   14.  Type of Reporting Person (See Instructions)
        IN





   ITEM 1.   SECURITY AND ISSUER

        This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of EarthShell Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 3916 State Street, Suite 110, Santa Barbara, California 93105.

   ITEM 2.   IDENTITY AND BACKGROUND

        This Schedule 13D is being filed jointly by ReNewable Products LLC, a Delaware limited liability company (the "Stockholder"), TSCP Machinery & Processing Group, LLC, a Delaware limited liability company (the "Holding Company"), Thompson Street Capital Partners, L.P., a Delaware limited partnership (the "Fund"), Thompson Street Capital GP LLC, a Delaware limited liability company (the "General Partner"), James A. Cooper, individually ("Mr. Cooper"), and Peter S. Finley, individually ("Mr. Finley"). The Stockholder, the Holding Company, the Fund, the General Partner, Mr. Cooper, and Mr. Finley are referred to together as the "Reporting Persons".

        During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Additional information with respect to each of the Reporting Persons follows.

        The Stockholder's principal business is to serve as a holding company for ReNewable Products, Inc., a Delaware corporation (the "Target"). The Stockholder's principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its executive officers are its President, Mr. Finley, and its Vice President, Treasurer, and Secretary, Mr. Cooper. Its managers and controlling persons are Mr. Cooper, Richard F. Glennon ("Mr. Glennon"), and Harry Holiday ("Mr. Holiday"). The persons ultimately in control of the Stockholder are Mr. Cooper and Mr. Finley.

        The Holding Company's principal business is to serve as a holding company. Its principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its executive officers are its President, Mr. Finley, and its Vice President, Treasurer, and Secretary, Mr. Cooper. Its managers and controlling persons are Mr. Cooper, Mr. Finley, and Mr. Holiday. The persons ultimately in control of the Holding Company are Mr. Cooper and Mr. Finley.

        The Fund's principal business is to operate a private equity fund. Its principal office is located at 100 South Brentwood
   Boulevard, Suite 200, St. Louis, Missouri 63105-1691.  Its general partner is the General Partner. The persons controlling the General Partner are set forth below.

        The General Partner's principal business is to manage the Fund. Its principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its managing members and controlling persons are Mr. Cooper and Mr. Finley.

        Mr. Cooper's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Managing Member of the General Partner. He is a citizen of the United States.

        Mr. Finley's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Managing Member of the General Partner. He is a citizen of the United States.

        No information is provided herein with respect to Mr. Glennon because it is not currently available to the Reporting Persons, who will cause this Schedule 13D to be amended to include that informa-tion after it becomes available.

        Mr. Holiday's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Chief Operating Officer of the General Partner. During the last five years, Mr. Holiday (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
   (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holiday is a citizen of the United States.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Upon closing of the Merger Agreement, the Company will acquire ownership of the Target and the Stockholder will acquire an aggregate of 8,000,000 shares of a new series of the Company's preferred stock, designated Series C Convertible Preferred Stock (the "Convertible Preferred Stock") that is convertible into the Common Stock on a share-for-share basis (subject to adjustment). The Reporting Persons have committed $12,000,000 of capital to the Stockholder, of which $6,000,000 had been invested in the Target, and an additional $6,000,000 will be invested in the Target within 30 days of the date of the Merger Agreement. The source of this $12,000,000 is capital provided by limited partners of the Fund pursuant to capital calls.

   ITEM 4.   PURPOSE OF TRANSACTION

        Upon closing of the Merger Agreement, the Target will merge with a wholly-owned subsidiary of the Company (as a result of which the Target will become a wholly-owned subsidiary of the Company) and the Stockholder will receive an aggregate of 8,000,000 shares of the Convertible Preferred Stock. The Convertible Preferred Stock will then represent the right to acquire not less than 24.6 percent of the shares of the Common Stock outstanding on a fully-diluted basis.

        As described in Item 6, under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger is subject to various conditions. Even after those conditions have been met (or waived), the closing will not occur unless the Reporting Persons cause the Target to give a required notice, which they have no contractual obligation to do. Also, the Target can terminate the Merger Agreement at any time prior to closing for any reason. Although the Reporting Persons currently do not intend to terminate the Merger Agreement and expect that they will give the notice of closing if the conditions are met, the Reporting Persons expressly reserve their contractual rights to terminate, or otherwise not complete, the Merger Agreement.

        Following completion of the Merger, the Stockholder will have Board observer rights while it holds Convertible Preferred Stock. After all the Convertible Preferred Stock is converted (and so long as the Stockholder holds at least 25 percent (as adjusted) of the shares issuable upon conversion at the Merger Agreement closing), the Stockholder will have the right to nominate one candidate for election as a director of the Company, and the Company will use its best efforts to have that candidate elected as a Company director. Also, while the Stockholder owns any shares of Convertible Preferred Stock or Common Stock, the Stockholder will be entitled to consult with and advise management of the Company and its subsidiaries on significant business issues and to have access to management, books and records and facilities.

        Except as described above or as otherwise described in Items 3, 5 and 6, the Reporting Persons currently have no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        As described in Item 6, under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger is subject to various conditions. As a result of these conditions, the Reporting Persons do not currently have a right to acquire the Convertible Preferred Stock. Despite these conditions, however, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Convertible Preferred Stock will be convertible.

        The share ownership percentages described in this Item 5 are based on the Company's representation in the Merger Agreement that 18,234,615 shares of Common Stock were outstanding as of June 17, 2005. The Company's Annual Report on Form 10-K/A, Amendment No. 3, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 9, 2005, reported that 18,435,452 shares of Common Stock were outstanding as of June 8, 2005.

        (a) The aggregate number and percentage of Common Stock that may be beneficially owned by each of the persons identified in Item 2 of this Schedule 13D are provided in the following table:

            Name              Aggregate Number        Percentage
            ----              ----------------        ----------
   The Stockholder                 8,000,000             30.5%
   The Holding Company             8,000,000             30.5%
   The Fund                        8,000,000             30.5%
   The General Partner             8,000,000             30.5%
   Mr. Cooper(1)                   8,248,357             31.4%
   Mr. Finley(2)                   8,027,000             30.6%
   Mr. Holiday                             0                 0

        As described in Item 6, the Reporting Persons may be deemed to be members of a group with the Khashoggi Holders. Based solely on the information reported by the Company in its Annual Report on Form 10-K/A, Amendment No. 3, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 9, 2005, under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," the Reporting Persons understand that the Khashoggi Holders were the beneficial owners, as of June 2, 2005, of 7,664,449 shares of Common Stock, which is reported as representing 39.25 percent of the Common Stock then outstanding.

        (b) The number of shares of Common Stock as to which each person identified in Item 2 of this Schedule 13D may have the sole power to vote or to direct the vote, shared power to vote or direct the vote,

   ____________________

        1 Includes (i) 235,157 shares of Common Stock held by Mr. Cooper's spouse; (ii) 9,700 shares of Common Stock held by Mr. Cooper as custodian for his children, and (iii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        2 Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.






   sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is provided in the following table:

                                                                  Shared
           Name          Sole Power   Shared Power  Sole Power     Power
           ----            to Vote       to Vote    to Dispose  to Dispose
                         ----------   ------------  ----------  ----------

   The Stockholder              0      8,000,000           0     8,000,000
   The Holding Company          0      8,000,000           0     8,000,000
   The Fund                     0      8,000,000           0     8,000,000
   The General Partner          0      8,000,000           0     8,000,000
   Mr. Cooper              13,200(3)   8,235,157(4)   13,200(3)  8,235,157(4)
   Mr. Finley                   0      8,027,000(5)        0     8,027,000(5)
   Mr. Holiday                  0              0           0             0

        Mr. Cooper's spouse's name is Stacy Cooper ("Ms. Cooper"). Ms. Cooper's address is 26 Dromara Road, St. Louis, Missouri 63124. She is not employed. During the last five years, Ms. Cooper (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Cooper is a citizen of the United States.

        Mr. Finley's spouse's name is Macon P. Finley ("Ms. Finley").
   Ms. Finley's address is 12 Carrswold Drive, St. Louis, Missouri 63105. Her principal occupation is a schoolteacher. During the last five years, Ms. Finley (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Finley is a citizen of the United States.

   ____________________


        3 Includes (i) 9,700 shares of Common Stock held by Mr. Cooper as custodian of UMOUTMA for his children and (ii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        4 Includes 235,157 shares of Common Stock held by Mr. Cooper's spouse.

        5 Includes (i) 5,000 shares of Common Stock held jointly by Mr. Finley and Ms. Finley, (ii) 10,000 shares of Common Stock held by Mr. Finley and Ms. Finley as trustees of the Peter S. Finley Living Trust of
   4/12/02, and (iii) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his children.




        (c) In the past 60 days, Ms. Cooper has effected the following purchases of shares of Common Stock through a broker:

                  Date            Number of Shares     Price Per Share
                  ----            ----------------     ---------------
             June 17, 2005              2000                $2.00
             June 17, 2005              3000                $2.05
             June 17, 2005              1000                $2.11
             June 17, 2005            21,000                $2.20
             June 17, 2005             5,000                $2.30
             June 24, 2005             2,000                $2.80

   In the past 60 days, Mr. Finley has effected the following purchases of shares of Common Stock through a broker:

                  Date            Number of Shares     Price Per Share
                  ----            ----------------     ---------------
             June 17, 2005             1,000                $2.30
             June 17, 2005             3,000                $2.35
             June 17, 2005             4,000                $2.35
             June 17, 2005             4,000                $2.35

        Other than the transactions described in this part (c) of Item 5 of this Schedule 13D, none of the persons listed in part (a) of Item 5 of this Schedule 13D has effected any transactions in the Common Stock during the past 60 days. The Reporting Persons have no information as to any transactions by the Khashoggi Holders.

        (d)  No person, other than (i) those identified in Item 2 of this
   Schedule 13D, (ii) Ms. Cooper, and (iii) Ms. Finley is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons identified in Item 2 of this
   Schedule 13D.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Company, EarthShell Triangle, Inc., which is a wholly-owned subsidiary of the Company, the Target, which is a wholly-owned subsidiary of the Stockholder, and the Stockholder entered into an Agreement and Plan of Merger, dated as of June 17, 2005 (the "Merger Agreement"). Upon closing of the Merger Agreement, the Company would acquire the Target through the merger of EarthShell Triangle, Inc. into the Target, and the Stockholder would receive, in exchange for all of the outstanding shares of the Target, an aggregate of 8,000,000 shares of the Convertible Preferred Stock. Prior to closing, the Merger Agreement may be terminated (i) at any time by the Target for any reason and (ii) after March 31, 2006, by either the Company or the Target if the terminating party was not the cause of the failure to close.




        Under the terms of the Merger Agreement, in addition to the $12,000,000 investment referred to under Item 3 of this Schedule 13D, the Company's obligation, and thus the Stockholder's ability, to complete the Merger are subject to various conditions. Those conditions include the Target's making payment under a purchase order for certain equipment placed with an affiliate of Stockholder that is an EarthShell equipment supplier, installing support systems for the equipment, obtaining certain financing, operating the equipment at agreed-to levels of effectiveness, generating royalty income for the Company pursuant to a sublicense agreement between the Company and the Target, and demonstrating that the Target's equity and debt financing are adequate to operate the equipment without additional funding by the Company.

        As a result of these conditions, the Reporting Persons do not currently have a right to acquire the Convertible Preferred Stock. Despite these conditions, however, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Convertible Preferred Stock will be convertible.

        Even after all the conditions to the obligations of the various parties to the Merger Agreement have been met (or waived), the closing will not occur until and unless the Target, which will then still be owned and controlled by the Reporting Persons, gives a written notice to the Company of its intent to consummate the transactions contemplated by the Merger Agreement. The Target has no contractual obligation to give notice.

        As provided in the Certificate of Designation of the Series C Convertible Preferred Stock, the Convertible Preferred Stock will be convertible at any time at the election of the holder into Common Stock on a share-for-share basis (subject to certain adjustments). At any time after the second anniversary of the closing under the Merger Agreement, the Company can, on due notice, cause all of the Convertible Preferred Stock to be converted into Common Stock. In addition to various customary anti-dilution adjustments, if the number of shares of Common Stock outstanding on a fully-diluted basis as of the closing of the Merger Agreement is more than 24,556,184, then the conversion rate will be adjusted so that the Common Stock issuable on conversion of the Convertible Preferred Stock would represent 24.6 percent of the Common Stock then outstanding, on a fully-diluted basis, including after conversion of the Convertible Preferred Stock.

        The Convertible Preferred Stock will be entitled to one vote per share and to vote generally with the Common Stock as one class. So long as at least 4,000,000 shares of Convertible Preferred Stock remain outstanding, the Company will be precluded, without the approval of the holders of the Convertible Preferred Stock, voting as a single class, from taking a number of potentially significant actions, including certain issuances of capital stock at less than fair market value (as defined), repurchasing capital stock, mergers, sales of certain assets or capital stock of subsidiaries, transactions with affiliates (with certain exceptions), amending material agreements (with certain exceptions), making certain investments, certain acts of insolvency and certain litigation settlements. The holders of Convertible Preferred Stock will also have certain board observer rights.

        In connection with entering into the Merger Agreement, the Company and the Stockholder signed a letter agreement with Essam Khashoggi, the Company's principal stockholder, acting on behalf of himself and his family and entities he owns or controls that hold shares or rights to acquire Common Stock (together, the "Khashoggi Holders"). The letter agreement (the "Khashoggi Lock-up Agreement"), which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference, includes certain agreements relating to possible sales of Common Stock by the Stockholder and by the Khashoggi Holders. The agreements include (i) coordination designed to reduce the adverse effect of sales of Common Stock (together with certain other transactions that the Company views as likely) on the Company's net operating loss carryforward; (ii) commitments relating to sales that may affect the other party's exercise of registration rights granted by the Company; and (iii) for two years after the closing under the Merger Agreement, restrictions on certain unregistered sales of Common Stock.

        By virtue of the Khashoggi Lock-up Agreement, the Reporting Persons and the Khashoggi Holders may be deemed to be members of a group who have agreed, to the extent set forth in the Khashoggi Lock-up Agreement, to act together with respect to the disposition of Common Stock.

        The descriptions contained in Items 3, 4, 5 and 6 of the terms of the Merger Agreement, the Certificate of Designation of the Series C Convertible Preferred Stock, the Registration and Investor Rights Agreement and the form of Khashoggi Lock-up Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the Certificate of Designation of the Series C Convertible Preferred Stock, the Registration and Investor Rights Agreement and the form of Khashoggi Lock-up Agreement, copies of which are attached to this
   Schedule 13D as Exhibits 1, 2 , 3 and 4, respectively, and incorporated herein by reference.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        Following is a list of the materials attached to this Schedule
   13D:

        Exhibit 1 Agreement and Plan of Merger, dated as of June 17, 2005, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable
                        Products, Inc., and ReNewable Products, LLC

        Exhibit 2 Certificate of Designation of the Series C Convertible Preferred Stock of EarthShell
                        Corporation




        Exhibit 3       Registration and Investor Rights Agreement

        Exhibit 4       Khashoggi Lock-up Agreement

        Exhibit 5       Joint Filing Agreement





                                                                EXHIBIT 1
                                                                ---------



                                                           EXECUTION COPY












                        AGREEMENT AND PLAN OF MERGER

                                    among

                           EARTHSHELL CORPORATION,

                         EARTHSHELL TRIANGLE, INC.,

                          RENEWABLE PRODUCTS, INC.

                                     and

                           RENEWABLE PRODUCTS LLC










                          Dated as of June 17, 2005







                              TABLE OF CONTENTS



   1.   THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . .  1
        (a)  GENERAL . . . . . . . . . . . . . . . . . . . . . . . . .  1
        (b)  EFFECT OF MERGER  . . . . . . . . . . . . . . . . . . . .  2
        (c)  CONSUMMATION OF THE MERGER  . . . . . . . . . . . . . . .  2
        (d)  CERTIFICATE OF INCORPORATION  . . . . . . . . . . . . . .  2
        (e)  BY-LAWS . . . . . . . . . . . . . . . . . . . . . . . . .  2
        (f)  DIRECTORS AND OFFICERS  . . . . . . . . . . . . . . . . .  2

   2.   CONVERSION OF SECURITIES . . . . . . . . . . . . . . . . . . .  2
        (a)  MERGERCO COMMON STOCK . . . . . . . . . . . . . . . . . .  3
        (b)  TARGET COMMON STOCK . . . . . . . . . . . . . . . . . . .  3

   3.   CLOSING  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
        (a)  TIME AND PLACE OF CLOSING . . . . . . . . . . . . . . . .  3
        (b)  CLOSING DELIVERIES  . . . . . . . . . . . . . . . . . . .  3

   4.   REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER  . . . . . . . .  3
        (a)  CORPORATE ORGANIZATION, QUALIFICATION . . . . . . . . . .  3
        (b)  POWER AND AUTHORITY . . . . . . . . . . . . . . . . . . .  4
        (c)  CONSENTS  . . . . . . . . . . . . . . . . . . . . . . . .  4
        (d)  CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . .  5
        (e)  CONSTITUENT DOCUMENTS; DIRECTORS AND OFFICERS . . . . . .  5
        (f)  FINANCIAL . . . . . . . . . . . . . . . . . . . . . . . .  5
        (g)  TITLE TO ASSETS . . . . . . . . . . . . . . . . . . . . .  6
        (h)  RELATED PARTY TRANSACTIONS  . . . . . . . . . . . . . . .  6
        (i)  CONDUCT OF BUSINESS . . . . . . . . . . . . . . . . . . .  7
        (j)  MATERIAL ADVERSE CHANGES  . . . . . . . . . . . . . . . .  7
        (k)  CONTRACTS . . . . . . . . . . . . . . . . . . . . . . . .  7
        (l)  PERMITS . . . . . . . . . . . . . . . . . . . . . . . . .  8
        (m)  EMPLOYEE BENEFITS . . . . . . . . . . . . . . . . . . . .  8
        (n)  EMPLOYEE RELATIONS  . . . . . . . . . . . . . . . . . . .  8
        (o)  TAXES . . . . . . . . . . . . . . . . . . . . . . . . . .  9
        (p)  LITIGATION  . . . . . . . . . . . . . . . . . . . . . . .  9
        (q)  LAWS  . . . . . . . . . . . . . . . . . . . . . . . . . . 10
        (r)  ENVIRONMENTAL . . . . . . . . . . . . . . . . . . . . . . 10
        (s)  REAL ESTATE . . . . . . . . . . . . . . . . . . . . . . . 10
        (t)  INTELLECTUAL PROPERTY . . . . . . . . . . . . . . . . . . 11
        (u)  CAPITAL COMMITMENTS . . . . . . . . . . . . . . . . . . . 11

   5.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO  . . . . 11
        (a)  CORPORATE ORGANIZATION, QUALIFICATION . . . . . . . . . . 11
        (b)  POWER AND AUTHORITY . . . . . . . . . . . . . . . . . . . 12
        (c)  CONSENTS  . . . . . . . . . . . . . . . . . . . . . . . . 12
        (d)  CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . 12
        (e)  CONSTITUENT DOCUMENTS . . . . . . . . . . . . . . . . . . 13
        (f)  SEC REPORTS AND FINANCIAL . . . . . . . . . . . . . . . . 14
        (g)  LITIGATION  . . . . . . . . . . . . . . . . . . . . . . . 15
        (h)  CONTRACTS . . . . . . . . . . . . . . . . . . . . . . . . 15

        (i)  INTELLECTUAL PROPERTY . . . . . . . . . . . . . . . . . . 15
        (j)  ENVIRONMENTAL . . . . . . . . . . . . . . . . . . . . . . 16
        (k)  EMPLOYEE BENEFITS . . . . . . . . . . . . . . . . . . . . 16
        (l)  LAWS  . . . . . . . . . . . . . . . . . . . . . . . . . . 16
        (m)  CONDUCT OF BUSINESS . . . . . . . . . . . . . . . . . . . 16
        (n)  TITLE TO ASSETS . . . . . . . . . . . . . . . . . . . . . 17
        (o)  RELATED PARTY TRANSACTIONS  . . . . . . . . . . . . . . . 17
        (p)  PERMITS . . . . . . . . . . . . . . . . . . . . . . . . . 18
        (q)  MATERIAL ADVERSE CHANGES  . . . . . . . . . . . . . . . . 18
        (r)  TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . 18
        (s)  EMPLOYEE RELATIONS  . . . . . . . . . . . . . . . . . . . 18

   6.   CONDUCT PRIOR TO THE CLOSING . . . . . . . . . . . . . . . . . 19
        (a)  ACCESS  . . . . . . . . . . . . . . . . . . . . . . . . . 19
        (b)  PROVISION OF INFORMATION BY PARENT TO TARGET  . . . . . . 19
        (c)  CONSENTS  . . . . . . . . . . . . . . . . . . . . . . . . 19
        (d)  CONDUCT OF BUSINESS . . . . . . . . . . . . . . . . . . . 19
        (e)  NO INTENTIONAL ACTS . . . . . . . . . . . . . . . . . . . 21
        (f)  CERTIFICATE OF DESIGNATION  . . . . . . . . . . . . . . . 21

   7.   CONDITIONS TO TARGET'S OBLIGATIONS . . . . . . . . . . . . . . 21

   8.   CONDITIONS TO PARENT'S OBLIGATIONS . . . . . . . . . . . . . . 22

   9.   RIGHT TO TERMINATE . . . . . . . . . . . . . . . . . . . . . . 23

   10.  REMEDIES . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

   11.  POST CLOSING AGREEMENTS  . . . . . . . . . . . . . . . . . . . 23
        (a)  FURTHER ASSURANCES  . . . . . . . . . . . . . . . . . . . 23
        (b)  MANAGEMENT OF SURVIVING CORPORATION . . . . . . . . . . . 24
        (c)  NET OPERATING LOSSES  . . . . . . . . . . . . . . . . . . 24

   12.  DISCLOSURE OF CONFIDENTIAL INFORMATION . . . . . . . . . . . . 24
        (a)  OBLIGATION TO MAINTAIN CONFIDENTIALITY  . . . . . . . . . 24
        (b)  INJUNCTIVE RELIEF . . . . . . . . . . . . . . . . . . . . 25

   13.  INDEMNIFICATION OBLIGATIONS OF PARENT  . . . . . . . . . . . . 25

   14.  INDEMNIFICATION OBLIGATIONS OF STOCKHOLDER . . . . . . . . . . 26

   15.  ARBITRATION  . . . . . . . . . . . . . . . . . . . . . . . . . 26

   16.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . 27
        (a)  PUBLICITY . . . . . . . . . . . . . . . . . . . . . . . . 27
        (b)  NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . 27
        (c)  FEES AND EXPENSES . . . . . . . . . . . . . . . . . . . . 28
        (d)  ENTIRE AGREEMENT  . . . . . . . . . . . . . . . . . . . . 28
        (e)  SURVIVAL; NON-WAIVER  . . . . . . . . . . . . . . . . . . 28
        (f)  APPLICABLE LAW  . . . . . . . . . . . . . . . . . . . . . 28
        (g)  CONSENT TO JURISDICTION . . . . . . . . . . . . . . . . . 28
        (h)  BINDING EFFECT  . . . . . . . . . . . . . . . . . . . . . 29

        (i)  ASSIGNMENT  . . . . . . . . . . . . . . . . . . . . . . . 29
        (j)  AMENDMENTS  . . . . . . . . . . . . . . . . . . . . . . . 29
        (k)  HEADINGS  . . . . . . . . . . . . . . . . . . . . . . . . 29
        (l)  SEVERABILITY  . . . . . . . . . . . . . . . . . . . . . . 29
        (m)  COUNTERPARTS  . . . . . . . . . . . . . . . . . . . . . . 29
        (n)  NO STRICT CONSTRUCTION  . . . . . . . . . . . . . . . . . 29
        (o)  GENDER  . . . . . . . . . . . . . . . . . . . . . . . . . 29
        (p)  INTERPRETATION  . . . . . . . . . . . . . . . . . . . . . 29

                               INDEX OF TERMS


   Affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
   Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Certificate of Merger . . . . . . . . . . . . . . . . . . . . . . .  2
   Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
   Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Closing Date  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Confidential  . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
   Confidential Information  . . . . . . . . . . . . . . . . . . . . . 24
   Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
   Constituent Corporations  . . . . . . . . . . . . . . . . . . . . .  2
   Control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
   Damages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
   DGCL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . .  2
   Environmental Laws  . . . . . . . . . . . . . . . . . . . . . . . . 10
   Environmental Permits . . . . . . . . . . . . . . . . . . . . . . . 10
   ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   GAAP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
   Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
   Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . .  8
   Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Mergerco  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Parent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Parent Common Stock . . . . . . . . . . . . . . . . . . . . . . . . 12
   Parent Financial Statements . . . . . . . . . . . . . . . . . . . . 14
   Parent Interim Financial Statements . . . . . . . . . . . . . . . . 14
   Parent Series B Preferred Stock . . . . . . . . . . . . . . . . . . 13
   Parent Series C Preferred Stock . . . . . . . . . . . . . . . . . . 13
   Parent Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
   Parent's and Mergerco's Ancillary Documents . . . . . . . . . . . . 12
   Per Share Merger Consideration  . . . . . . . . . . . . . . . . . .  3
   Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   ReNewable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
   SEC Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Stockholder . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . .  1
   Target  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Target Leased Premises  . . . . . . . . . . . . . . . . . . . . . . 10
   Target Share  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Target's Ancillary Documents  . . . . . . . . . . . . . . . . . . .  4
   Target's Interim Financial Statements . . . . . . . . . . . . . . .  6
   Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

                        AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is made as of June 17, 2005, by and among EarthShell Corporation, a Delaware corporation ("Parent"), EarthShell Triangle, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Mergerco"), ReNewable Products, Inc., a Delaware corporation ("Target"), and ReNewable Products LLC, a Delaware limited liability company and sole stockholder of Target ("Stockholder").

                               R E C I T A L S
                               ---------------

        A. Target is engaged in the business of manufacturing, marketing and distributing biodegradable plates and bowls (the
   "Business").


        B. The Board of Directors of Parent deems it advisable and in the best interests of Parent and its stockholders for Parent to enter the Business through the acquisition of Target.

        C. The Board of Directors of each of Parent, Mergerco and Target has approved, and deems it advisable and in the best interests of its respective stockholders to consummate, Parent's acquisition of Target by means of a reverse merger of Mergerco with and into Target, upon the terms and subject to the conditions set forth herein;

        D. In furtherance thereof, the respective Boards of Directors of Mergerco and Target have approved this Agreement in accordance with the Delaware General Corporation Law, as amended ("DGCL"); and

        E. The parties hereto intend that the Merger (as defined herein) shall qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "Code").

                             A G R E E M E N T S
                             -------------------

        Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1.   THE MERGER.

             (a) GENERAL. Upon the terms and subject to the conditions contained in this Agreement, at the Effective Time (as herein defined) and in accordance with the DGCL, Mergerco shall be merged with and into Target (the "Merger"), the separate corporate existence of Mergerco shall cease and Target shall continue as the surviving corporation under the corporate name "ReNewable Products, Inc." (the "Surviving Corporation").







        Mergerco and Target are sometimes referred to in this Agreement as the "Constituent Corporations".

             (b) EFFECT OF MERGER. Immediately following the Merger, the Surviving Corporation shall (i) possess all rights, privileges, immunities and franchises, both public and private, of the Constituent Corporations, (ii) be vested with all property, whether real, personal or mixed, and all debts due on whatever account, and all other causes of action, and all and every other interest belonging to or due to each of the Constituent Corporations, and (iii) be responsible and liable for all the obligations and liabilities of each of the Constituent Corporations, all with the effect set forth in the DGCL.

             (c) CONSUMMATION OF THE MERGER. At the Closing (as herein defined), the parties shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger and other appropriate documents (such certificates and other documents being hereinafter collectively referred to as the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings, recordings or publications required by the DGCL in connection with the Merger. The Merger shall become effective (i) at the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or (ii) at such other time specified in the Certificate of Merger (the "Effective Time").

             (d) CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Target, as in effect immediately prior to the Effective Time, shall be, from and after the Effective Time, the Certificate of Incorporation of the Surviving Corporation, until thereafter altered, amended or repealed in accordance with applicable law.

             (e) BY-LAWS. The By-Laws of Target, as in effect immediately prior to the Effective Time, shall be, from and after the Effective Time, the By-Laws of the Surviving Corporation, until thereafter altered, amended or repealed as provided therein and in accordance with applicable law.

             (f) DIRECTORS AND OFFICERS. The directors and officers of Target in office immediately prior to the Effective Time shall be, from and after the Effective Time, the directors and officers, respectively, of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed or qualified, as the case may be.

        2. CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of Target or Mergerco or their respective stockholders:

             (a) MERGERCO COMMON STOCK. Each issued and outstanding share of capital stock of Mergerco shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

             (b) TARGET COMMON STOCK. Each share of capital stock of Target (a "Target Share") issued and outstanding immediately prior to the Effective Time (other than any such shares owned by Target, which shall be cancelled) shall be converted into such number of fully paid and non-assessable shares of Series C Convertible Preferred Stock of Parent, par value $0.01 per share, as is equal to the quotient obtained by dividing 8,000,000 by the aggregate number of shares of capital stock of Target outstanding at the Effective Time (the "Per Share Merger Consideration"). From and after the Effective Time, all of the certificates representing the outstanding Target Shares shall be deemed to be no longer outstanding, not be transferable on the books of the Surviving Corporation, and shall represent solely the Per Share Merger Consideration.

        3.   CLOSING.

             (a) TIME AND PLACE OF CLOSING. The transaction contemplated by this Agreement shall be consummated (the "Closing") at 10:00 a.m., prevailing business time, at the offices of Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois, 60606, within three business days of the later to occur of (i) the satisfaction of all conditions to closing as set forth in Sections 7 and 8 hereto (other than those conditions to be satisfied at Closing) or (ii) the delivery by Target to Parent of a written notice of Target's intent to effect the Merger and consummate the transactions contemplated by this Agreement, or on such other date, or at such other place, as shall be agreed upon by Target and Parent. The date on which the Closing shall occur in accordance with the preceding sentence is referred to in this Agreement as the "Closing Date."

             (b) CLOSING DELIVERIES. At the Closing, the parties shall execute and deliver closing certificates, good standing certificates, third party consents, and other documents and instruments as are reasonably required in order to effectuate the consummation of the transaction contemplated hereby, including the documents and instruments set forth on EXHIBIT A attached hereto.

        4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Parent and Mergerco that:

             (a) CORPORATE ORGANIZATION, QUALIFICATION. Target is a corporation duly organized, existing and in good standing, under the laws of the State of Delaware. Target has all necessary corporate power and authority to conduct its business as its business is now being conducted. Target has qualified as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business or the nature or location of its assets requires such qualification, except where the failure to be so qualified could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Target. For purposes of this Agreement, "Material Adverse Effect" means a material adverse effect (i) on the condition (financial or otherwise), business, assets, liabilities, properties or results of operations of Parent, Target, Mergerco or Stockholder, as applicable, taken as a whole, that is not a result of general changes in the economy or the industries in which such entities operate, or (ii) on the ability of Parent, Target, Mergerco or Stockholder, as applicable, to perform any obligations hereunder or under the transactions contemplated hereby such that the conditions set forth in Sections 8 or 9 would not be satisfied.

             (b) POWER AND AUTHORITY. This Agreement has been approved by the boards of directors, or managers, as applicable, of Target and Stockholder and, upon execution and delivery hereof, by the Stockholder as the sole stockholder of Target. No other action or approval is required by Target to authorize and approve this Agreement and the Merger, and Target has and will have full corporate power and authority to execute deliver and perform this Agreement and all documents and instruments to be executed by Target pursuant to this Agreement (collectively, the "Target's Ancillary Documents"). This Agreement and Target's Ancillary Documents have been duly executed and delivered by duly authorized officers of Target. Neither the execution and delivery of this Agreement and Target's Ancillary Documents by Target, nor the consummation by Target of the transaction contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Target's Certificate of Incorporation or By laws, or of any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award binding on Target. The execution, delivery and performance of this Agreement and the Target Ancillary Documents by the Target and the consummation by Target of the transactions contemplated thereby will not conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Target is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to Target or by which any property or asset of Target is bound or affected.

             (c) CONSENTS. No consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery by Target of this Agreement and Target's Ancillary Documents and the consummation by Target of the transactions contemplated by this Agreement and Target's Ancillary Documents.

             (d) CAPITALIZATION. The authorized capital stock of Target prior to the Merger consists of 1,000 shares of common stock, $0.01 par value per share, of which 100 shares are issued and outstanding and owned of record and beneficially by Stockholder. All of the issued and outstanding Target Shares have been validly issued, are fully-paid and non-assessable. All of the issued and outstanding Target Shares are free and clear of all claims, actions, causes of action, suits, proceedings, debts, demands or liabilities of any kind (collectively, "Claims"). There are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of Target obligating Target to issue any securities of any kind. The issued and outstanding Target Shares were issued in compliance with all applicable federal and state securities laws. There are no stock appreciation rights, phantom stock or similar rights in existence with respect to Target. Target has no subsidiaries.

             (e)  CONSTITUENT DOCUMENTS; DIRECTORS AND OFFICERS.

                  (i) True and complete copies of the Certificate of Incorporation and all amendments thereto, the By-laws as amended and currently in force, all stock records, and all corporate minute books and records of Target have been furnished for inspection by Parent. Said stock records accurately reflect all share transactions and the current stock ownership of Target. The corporate minute books and records of Target contain true and complete copies of all resolutions adopted by the stockholder or the board of directors of Target, and any other action formally taken by Target. Target is not in violation of its Certificate of Incorporation or By-laws.

                  (ii) Section 4(e) of the Disclosure Schedule lists the
             directors and officers of Target.

             (f)  FINANCIAL.

                  (i) Target's books, accounts and records are, and have been, maintained in Target's usual, regular and ordinary manner, in accordance with generally accepted accounting practices, and all material transactions to which Target has been a party are properly reflected therein.

                  (ii) Complete and accurate copies of the unaudited
             consolidated balance sheet of Target as of April 30, 2005, and the unaudited consolidated statement of income of the Company and the Subsidiaries for the four month period then ended are included in Section 4(f) of the Disclosure Schedule ("Target's Interim Financial Statements").
             Target's Interim Financial Statements present accurately and completely the financial position of Target as of the respective dates thereof, and the results of operations and cash flows of Target for the respective periods covered thereby, in accordance with generally accepted accounting principles ("GAAP"), consistently applied, except for the omission of normal footnote disclosures required by GAAP and subject to customary year end adjustments in the ordinary course of business.

                  (iii) Target has no obligation or liability of any nature whatsoever (direct or indirect, matured or unmatured, absolute, accrued, contingent or otherwise), whether or not required by GAAP to be provided or reserved against on a balance sheet (all the foregoing herein collectively being referred to as the "Liabilities") that would have a Material Adverse Effect except for liabilities provided for or reserved against in Target's Interim Financial Statements or incurred in the ordinary course of business since the date of Target's Interim Financial Statements.

             (g) TITLE TO ASSETS. Target owns or leases all tangible assets necessary for the conduct of its business as presently conducted, and at the Closing Date Target will own or lease all tangible assets necessary for the conduct of the business as proposed to be conducted as of the Closing Date. Target has good title to its assets, free and clear of any Claims. No unreleased mortgage, trust deed, chattel mortgage, security agreement, financing statement or other instrument encumbering any of Target's assets has been recorded, filed, executed or delivered.

             (h)  RELATED PARTY TRANSACTIONS.  Except as set forth on
        Section 4(h) of the Disclosure Schedule, no Affiliate (as herein defined) of Target: (i) owns or leases any property or right, whether tangible or intangible, which is used by Target; (ii) has any claim or cause of action against Target; (iii) owes any money to Target or is owed money by Target; except future amounts owed under agreements set forth on Section 4(h) of the Disclosure Schedule; (iv) is a party to any contract or other arrangement, written or oral, with Target; or (v) provides services or resources to Target or is dependent on services or resources provided by Target. Section 4(h) of the Disclosure Schedule sets forth every business relationship (other than normal employment relationships) between Target, on the one hand, and Target's present or former officers, directors, employees or shareholders or members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand, and attaches copies of all written agreements relating to such relationships. Parent and Mergerco acknowledge receipt of these agreements and their acceptance of the terms of each such agreement. No Affiliate of Target is engaged in any business which competes with the Business. As used herein, "Affiliate" means any person, association or organization that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with another person, association or organization, and the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, association or organization, whether through the ownership of voting securities or equity interests, by contract or otherwise.

             (i) CONDUCT OF BUSINESS. Except in connection with the capitalization of Target as contemplated by Section 8(e) hereof, since the date of Target's Interim Financial Statements, Target has not: (i) sold or in any way transferred or otherwise disposed of any of its assets or property, except for cash applied in payment of liabilities in the usual and ordinary course of business; (ii) suffered any casualty, damage, destruction or loss, or any material interruption in use, of any material assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of God;
        (iii) made or suffered any material change in the conduct or nature of any aspect of its business; (iv) waived any right or canceled or compromised any debt or claim, other than in the ordinary course of business; (v) increased the compensation payable to any salaried employee except in the ordinary course of business consistent with past practices; (vi) paid, declared or set aside any dividend or other distribution on its securities of any class or purchased, exchanged or redeemed any of its securities of any class; (vii) made any change in accounting methods, principles or practices; or (viii) without limitation by the enumeration of any of the foregoing, except for the execution of this Agreement, entered into any transaction other than in the usual and ordinary course of business.

             (j) MATERIAL ADVERSE CHANGES. Since the date of Target's Interim Financial Statements, Target has not suffered or, to Target's knowledge been threatened with any material adverse change in the business, operations, assets, liabilities, financial condition or prospects, including, without limiting the generality of the foregoing, the existence or threat of any labor dispute, or any material adverse change in, or material loss of, any relationship between Target, on the one hand, and any of its customers, suppliers, advisors, or key employees, on the other hand.

             (k) CONTRACTS. Except as set forth on Section 4(h) of the Disclosure Schedule, Target is a not party to or bound by: (i) any agreement relating to the incurrence of indebtedness (including sale leaseback and capitalized lease transactions and similar financing transactions) proving for payment or repayment in excess of $100,000; (ii) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K) or (iii) any non-competition agreement which purports to limit in any material respect the manner in which or the localities in which all or any portion of its business is or would be conducted (collectively, "Material Contracts"). All Material Contracts and all other contracts or instruments to which Target is a party or is bound are in full force and binding upon the parties thereto. No default by Target has occurred thereunder, Target has performed all of its obligations thereunder on a timely basis, and, to Target's knowledge, no default by the other contracting parties has occurred thereunder. To Target's knowledge, no event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a default by Target thereunder. Complete and accurate copies of all Material Contracts (including any amendments or supplements thereto) have previously been made available to Parent.

             (l) PERMITS. Target possesses all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its business ("Permits"), and Target has not received any notice of proceedings relating to revocation or modification of any such certificate, authorization or permit.

             (m)  EMPLOYEE BENEFITS.

                  (i) Section 4(m)(i) of the Disclosure Schedule lists all Benefit Plans that cover any employee of Target.

                  (ii) Each Benefit Plan of Target subject to the
             Employee Retirement Income Security Act of 1974, as amended ("ERISA"), complies in all material respects and has been administered in compliance in all material respects with
             (A) the provisions of ERISA; (B) all provisions of the Code, applicable to secure the intended tax consequences; (C) all applicable state and federal securities laws; and (D) all other applicable laws, rules and regulations.

                  (iii) "BENEFIT PLANS" shall mean each incentive
             compensation, stock purchase, stock option, and other equity compensation plan, program or arrangement, each severance or termination pay, medical, surgical, hospitalization, life and other "welfare" plan, fund or program within the meaning of Section 3(1) of ERISA.

             (n) EMPLOYEE RELATIONS. Target is not involved in any labor dispute nor, to the knowledge of Target, is any such dispute threatened. None of Target's employees is a member of a union.

             (o) TAXES. Target has filed all Returns (as herein defined) required to be filed with respect to Taxes (as herein defined) and financial results of Target. All such Returns were correct and complete in all material respects. All Taxes payable by Target, whether or not shown on any Return, have been paid in full, and Target has fully complied with all applicable tax laws and agreements. The liabilities for Taxes reflected on the Target Interim Financial Statements are in accordance with GAAP and are sufficient for payment of all Taxes of Target that are accrued through the date of such financial statements and not yet due and payable. Target has and will have no accrued liability for Taxes in respect of taxable periods or portions thereof following the date of the Target Interim Financial Statements and ending on or before the Closing Date other than Taxes incurred in the ordinary course of business consistent with past practice as reflected on their Returns. Target has withheld and paid all Taxes or other amounts required to have been withheld and paid in connection with amounts paid or owing to any employee. Target has no subsidiaries, is not a party to any Tax allocation or Tax sharing or Tax indemnification agreement, has never been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar provision of state, local or foreign law. No claim has ever been made by an authority in a jurisdiction where Target does not file Returns that Target is or may be subject to taxation by that jurisdiction. There is no dispute or claim concerning any liability for Taxes of Target claimed or raised by any taxing authority, and, there is no pending or, to Target's knowledge, threatened or anticipated audits or other investigations in respect of Taxes of Target. During the five-year period ending on the date of this Agreement, Target was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code. The transaction contemplated herein is not subject to the tax withholding provisions of section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code, or of any other provision of law. For purposes of this Agreement, "Taxes" (and, with correlative meanings, "Tax" and "Taxable") means all Federal, state, local, foreign and other net income, gross income, gross receipts, sales, estimated, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (including personal property), windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and "Returns" shall mean all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes.

             (p) LITIGATION. There is no (i) litigation or proceeding, in law or in equity; (ii) proceedings or governmental investigations before any commission or other administrative authority; or (iii) claim made by any person or entity, in any case described in clauses (i), (ii) and (iii) above, pending, or, to Target's knowledge, threatened, against Target, its directors or officers, or with respect to or affecting Target's operations, business, products, sales practices or financial condition or related to the consummation of the transaction contemplated hereby.

             (q) LAWS. Target is not a party to, or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to its properties, assets, personnel or business activities. Target is not in material violation of, in material noncompliance with, or materially delinquent in respect to, any decree, order or arbitration award or law or statute, or regulation of or agreement with, any Federal, state or local governmental authority (or to which its properties, assets, personnel, business activities or real estate are subject or to which it, itself, is subject), including laws, statutes and regulations relating to equal employment opportunities, fair employment practices, unfair labor practices, terms of employment, occupational health and safety, wages and hours and discrimination, and zoning ordinances and building codes.

             (r)  ENVIRONMENTAL.  To the knowledge of Target, Target:
        (i) is in material compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct the Business ("Environmental Permits") and (iii) is in compliance with all terms and conditions of such Environmental Laws and Environmental Permits.

             (s)  REAL ESTATE.

                  (i)  Target does not own any real property.

                  (ii) Target does not lease any real property other than
             the premises identified on Section 4(h) of the Disclosure Schedule as being so leased (the "Target Leased Premises"). The Target Leased Premises are leased to Target pursuant to a written lease, complete copies of which, including all amendments thereto, have been delivered to Parent. The lease for the Target Leased Premises is in full force and effect and all rentals, royalties or other payments accruing and due and to be paid thereunder prior to the date hereof have been fully paid. To Target's knowledge, no event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a default thereunder.

             (t) INTELLECTUAL PROPERTY. Subject to the last sentence of this Section 4(t), Target owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct the Business as now conducted. Subject to the last sentence of this
        Section 4(t), Target does not have any knowledge of any infringement by Target of trademark, tradename rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and to the knowledge of Target, there is no claim, action or proceeding being made or brought against, or to the knowledge of Target, threatened against Target regarding trademark, tradename, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, and Target and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. Notwithstanding the foregoing, neither Target nor Stockholder makes any representation or warranty relating to any intellectual property or rights licensed to Target by Parent or any of its Affiliates.

             (u) CAPITAL COMMITMENTS. Stockholder's investors have committed at least Twelve Million Dollars ($12,000,000) of capital to Stockholder. As of the date of this Agreement, Stockholder has received from its investors, and invested in Target, Six Million Dollars ($6,000,000) of capital. Target will receive, and will invest in Target, the balance of its investors' capital commitments within thirty (30) days of the date hereof.

        5. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO. Parent and Mergerco jointly and severally represent and warrant to Target and Stockholder as follows:

             (a) CORPORATE ORGANIZATION, QUALIFICATION. Parent and Mergerco are each corporations duly organized, existing and in good standing, under the laws of the State of Delaware. Each of Parent and Mergerco has all necessary power and authority to conduct its business as its business is now being conducted. Each of Parent and Mergerco has qualified as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of the Business or the nature or location of its assets requires such qualification, except where the failure to be so qualified could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth in the SEC Documents,

        Parent neither owns nor controls, directly or indirectly, any interest in any corporation, limited liability company, partnership or other entity.

             (b) POWER AND AUTHORITY. This Agreement has been approved by Parent's and Mergerco's board of directors and by Parent as sole stockholder of Mergerco. No other action or approval, including approval by Parent's stockholders, is required by Parent to authorize and approve this Agreement and the Merger, and each of Parent and Mergerco has and will have full corporate power and authority to execute deliver and perform this Agreement and all documents and instruments to be executed by Parent or Mergerco pursuant to this Agreement (collectively, the "Parent's and Mergerco's Ancillary Documents"). This Agreement and Parent's and Mergerco's Ancillary Documents have been duly executed and delivered by duly authorized officers of Parent or Mergerco, as applicable. Neither the execution and delivery of this Agreement and Parent's and Mergerco's Ancillary Documents by Parent and Mergerco, respectively, nor the consummation by Parent and Mergerco of the transaction contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Parent's or Mergerco's Certificate of Incorporation or By laws, or of any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award binding on Parent or Mergerco. The execution, delivery and performance of this Agreement and Parent's or Mergerco's Ancillary Documents by Parent and Mergerco and the consummation by Parent and Mergerco of the transactions contemplated thereby will not conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Parent or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations of The National Association of Securities Dealers Inc.'s OTC Bulletin Board on which the Parent Common Stock is quoted) applicable to Parent or any of its subsidiaries or by which any property or asset of Parent or Mergerco is bound or affected.

             (c) CONSENTS. No consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery by Parent or Mergerco of this Agreement and Parent's and Mergerco's Ancillary Documents and the consummation by Parent and Mergerco of the transaction contemplated by this Agreement and Parent's and Mergerco's Ancillary Documents.

             (d) CAPITALIZATION. The authorized capital stock of Parent consists of (i) 40,000,000 shares of common stock, $0.01 par value per share ("Parent Common Stock"), of which 18,234,615 shares are issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, of which 100 shares are designated Series B Convertible Preferred Stock (the "Parent Series B Preferred Stock") and 8,000,000 shares will, upon filing of the Certificate of Designation attached hereto as EXHIBIT G (the "Certificate of Designation"), be designated Series C Convertible Preferred Stock (the "Parent Series C Preferred Stock"). One hundred shares of Parent Series B Preferred Stock and no shares of Parent Series C Preferred Stock are issued and outstanding. The Parent Common Stock, Parent Series B Preferred Stock and Parent Series C Preferred Stock shall be referred to collectively herein as the "Parent Stock". All of the issued and outstanding shares of Parent Stock (or shares which will be issued and outstanding as of the Effective Time) have been validly issued, are fully-paid and non-assessable. Section 5(d) of the Disclosure Schedule sets forth a complete and accurate list (including the number of shares of Parent Stock issuable thereunder) of all outstanding oral or written subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of Parent obligating Parent to issue any securities of any kind, including Parent Stock. The issued and outstanding shares of Parent Common Stock were issued in compliance with all applicable federal and state securities laws. Except as set forth on Section 5(d) of the Disclosure Schedule, there are no stock appreciation rights, phantom stock or similar rights in existence with respect to Parent. Except as set forth on Section 5(d) of the Disclosure Schedule, (x) there are no outstanding debt securities of Parent,
        (y) there are no agreements or arrangements under which Parent is obligated to register for sale any of their securities under the Securities Act, and (z) there are no outstanding registration statements and there are no outstanding comment letters from the Securities Exchange Commission or other regulatory agency.
        Section 5(d) of the Disclosure Schedule sets forth a complete and accurate list of any (1) written or oral agreement, security or instrument containing anti-dilution or similar provisions or rights that prohibit the issuance of Parent Common Stock (or securities convertible or exchangeable into Parent Common Stock) or that prohibit such issuances at less than a certain price or that result in the right to receive additional shares of Parent Common Stock as a result of such issuances and (2) such agreements, securities or instruments that have resulted, or upon consummation of the transactions contemplated by this Agreement will result, in an increase in the number of outstanding securities of Parent pursuant to such provisions, and sets forth any increases in the outstanding securities of Parent that have or will result therefrom.

             (e) CONSTITUENT DOCUMENTS. True and complete copies of the Certificates of Incorporation and all amendments thereto, the By-laws as amended and currently in force, all stock records, and all corporate minute books and records of Parent and Mergerco have been furnished for inspection by Target. Said records of Parent Stock (or securities convertible or exchangeable into Parent Stock) and Mergerco accurately reflect all share transactions and the current ownership of Parent Stock (or securities convertible or exchangeable into Parent Stock) and Mergerco. The corporate minute books and records of Parent and Mergerco contain true and complete copies of all resolutions adopted by the stockholder or the board of directors of Parent, and any other action formally taken by Parent.

             (f)  SEC REPORTS AND FINANCIAL.

                  (i) Except as set forth on Schedule 5(f) of the Disclosure Schedule, since January 1, 2002, Parent has timely filed, all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under Securities Exchange Act of 1934, as amended (the "Exchange Act")(all such documents to be referred to collectively as "SEC Documents").

                  (ii) As of their respective dates, the SEC Documents
             did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein necessary to make the statements made therein, in light of the circumstances under which they were made.

                  (iii) Parent's books, accounts and records are, and have been, maintained in Parent's usual, regular and ordinary manner, in accordance with generally accepted accounting practices, and all material transactions to which Parent has been a party are properly reflected therein.

                  (iv) Complete and accurate copies of the audited
             consolidated balance sheet and statement of income, retained earnings, and cash flows, and notes to financial statements (together with any supplementary information thereto) of Parent, all as of and for the year ended December 31, 2004, are included in the SEC Documents (the "Parent Financial Statements"). Complete and accurate copies of the unaudited consolidated balance sheet of Parent as of March 31, 2005, and the unaudited consolidated statement of income of the Company and the Subsidiaries for the three month period then ended have also been provided to Target (the "Parent Interim Financial Statements"). The Parent Financial Statements and Parent Interim Financial Statements, have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries, have been prepared in accordance with GAAP, consistently applied during the period involved (except as may be stated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its consolidated subsidiaries as of the times and for the periods referred to therein.

                  (v) Parent has no Liabilities that would have a Material Adverse Effect except for liabilities provided for or reserved against in the Parent Interim Financial
             Statements.

             (g) LITIGATION. Except as set forth on Section 5(g) of the Disclosure Schedule or as disclosed in the SEC Documents, there is no (i) litigation or proceeding, in law or in equity;
        (ii) proceedings or governmental investigations before any commission or other administrative authority; or (iii) claim made by any person or entity, in any case described in clauses (i),
        (ii) and (iii) above, pending, or, to Parent's knowledge, threatened, against Parent, Parent's directors or officers, or with respect to or affecting Parent's operations, business, products, sales practices or financial condition or related to the consummation of the transaction contemplated hereby.

             (h) CONTRACTS. Except as set forth in Section 5(h) of the Disclosure Schedule, or as disclosed in the SEC Documents, Parent is a not party to or bound by any Material Contract. All Material Contracts and all other contracts or instruments to which Parent is a party or is bound are in full force and binding upon the parties thereto. No default by Parent has occurred thereunder, Parent has performed all of its obligations thereunder on a timely basis, and, to Parent's knowledge, no default by the other contracting parties has occurred thereunder. To Parent's knowledge, no event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a default by Parent thereunder. Complete and accurate copies of all Material Contracts (including any amendments or supplements thereto) have previously been delivered to Target. Parent is not a party to or otherwise bound by any registration rights or similar agreements that would conflict with or otherwise affect, limit or cut-back the terms and rights granted to Stockholder under the Registration Rights Agreement to be entered into as of the Effective Time by Stockholder and Parent.

             (i) INTELLECTUAL PROPERTY. Parent owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Parent does not have any knowledge of any infringement by Parent of trademark, tradename rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and to the knowledge of Parent, there is no claim, action or proceeding being made or brought against, or to the knowledge of Parent, threatened against Parent regarding trademark, tradename, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, and Parent is unaware of any facts or circumstances which might give rise to any of the foregoing.

             (j)  ENVIRONMENTAL.  To the knowledge of Parent, Parent
        (i) is in material compliance with any and all Environmental Laws
        (ii) has received all Environmental Permits and (iii) is in compliance with all terms and conditions of such Environmental Laws and Environmental Permits.

             (k) EMPLOYEE BENEFITS. Except as set forth on Section 5(k) of the Disclosure Schedule, all Benefit Plans that cover any employee of Parent have been fully disclosed in the SEC Documents. Each Benefit Plan of Parent subject to ERISA complies in all material respects and has been administered in compliance in all material respects with (A) the provisions of ERISA (B) all provisions of the Code, applicable to secure the intended tax consequences (C) all applicable state and federal securities laws and (D) all other applicable laws, rules and regulations.

             (l) LAWS. Parent is not a party to, or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to its properties, assets, personnel or business activities. Parent is not in material violation of, in material noncompliance with, or materially delinquent in respect to, any decree, order or arbitration award or law or statute, or regulation of or agreement with, any Federal, state or local governmental authority (or to which its properties, assets, personnel, business activities or real estate are subject or to which it, itself, is subject), including laws, statutes and regulations relating to equal employment opportunities, fair employment practices, unfair labor practices, terms of employment, occupational health and safety, wages and hours and discrimination, zoning ordinances and building codes and food and drug safety.

             (m) CONDUCT OF BUSINESS. Except as set forth on Section 5(m) of the Disclosure Schedule, since the date of Parent's Interim Financial Statements, Parent has not (i) sold or in any way transferred or otherwise disposed of any of its assets or property, except for cash applied in payment of liabilities in the usual and ordinary course of business; (ii) suffered any casualty, damage, destruction or loss, or any material interruption in use, of any material assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of God; (iii) made or suffered any material change in the conduct or nature of any aspect of its business; (iv) waived any right or canceled or compromised any debt or claim, other than in the ordinary course of business;
        (v) made (or committed to make) capital expenditures in an amount which exceeds $50,000 for any item or $250,000 in the aggregate;
        (vi) increased the compensation payable to any salaried employee except in the ordinary course of business consistent with past practices; (vii) hired or terminated any employee who has an annual salary in excess of $50,000; (viii) borrowed any money or issued any bonds, debentures, notes or other corporate securities evidencing money borrowed; (ix) paid, declared or set aside any dividend or other distribution on its securities of any class or purchased, exchanged or redeemed any of its securities of any class; (x) made any change in accounting methods, principles or practices; (xi) purchased any asset (whether or not in the ordinary course of business) for a cost in excess of $50,000; or
        (xii) without limitation by the enumeration of any of the foregoing, except for the execution of this Agreement, entered into any transaction other than in the usual and ordinary course of business.

             (n) TITLE TO ASSETS. Parent owns or leases all tangible assets necessary for the conduct of its business as presently conducted and as proposed to be conducted as of the Closing Date. Parent has good title to its assets, free and clear of any Claims, except as set forth on Section 5(n) of the Disclosure Schedule. No unreleased mortgage, trust deed, chattel mortgage, security agreement, financing statement or other instrument encumbering any of Parent's assets has been recorded, filed, executed or delivered.

             (o)  RELATED PARTY TRANSACTIONS.  Except as set forth on
        Section 5(o) of the Disclosure Schedule or as disclosed in the SEC Documents, no Affiliate of Parent: (i) owns any property or right, whether tangible or intangible, which is used by Parent,
        (ii) has any claim or cause of action against Parent; (iii) owes any money to Parent or is owed money by Parent; (iv) is a party to any contract or other arrangement, written or oral, with Parent; or (v) provides services or resources to Parent or is dependent on services or resources provided by Parent. Section 5(o) of the Disclosure Schedule sets forth every business relationship (other than normal employment relationships) between Parent, on the one hand, and Parent's (or any subsidiary of Parent's) present or former officers, directors, employees or shareholders or members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand, including any agreement or arrangement between Parent and E. Khashoggi Industries LLC ("EKI") and Affiliates of EKI.

             (p) PERMITS. Parent possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses and Parent has not received any notice of proceedings relating to revocation or modification of any such certificate, authorization or permit.

             (q) MATERIAL ADVERSE CHANGES. Since December 31, 2004, Parent has not suffered or, to Parent's knowledge, been threatened with any material adverse change in the business, operations, assets, liabilities, financial condition or prospects, including, without limiting the generality of the foregoing, the existence or threat of any labor dispute, or any material adverse change in, or material loss of, any relationship between Parent, on the one hand, and any of its (or its licensee's) customers, suppliers, licensors, licensees, advisors, or key employees, on the other hand.

             (r) TAXES. Except as set forth in the SEC Documents or as set forth on Section 5(r) of the Disclosure Schedule, Parent has filed all Returns required to be filed with respect to Taxes and financial results of Parent. All such Returns were correct and complete in all material respects. All Taxes payable by Parent, whether or not shown on any Return, have been paid in full, and Parent has fully complied with all applicable tax laws and agreements. No claim has ever been made by an authority in a jurisdiction where Parent does not file Returns that Parent is or may be subject to taxation by that jurisdiction. Parent has withheld and paid all Taxes or other amounts required to have been withheld and paid in connection with amounts paid or owing to any employee. There is no dispute or claim concerning any liability for Taxes of Parent claimed or raised by any taxing authority, and, there is no pending or, to Parent's knowledge, threatened or anticipated audits or other investigations in respect of Taxes of Parent. The transaction contemplated herein is not subject to the tax withholding provisions of section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code, or of any other provision of law. As of December 31, 2003, Parent's consolidated net operating loss carryforward for U.S. income tax purposes and for each state to which Parent is obligated to file tax returns is set forth in Section 5(r) of the Disclosure Schedule. Since such date, there has been no material reduction to such net operating loss carry forwards. The transactions contemplated by this Agreement will not result in any reduction in Parent's consolidated Federal net operating loss carryover under Code section 382 or under any applicable state income tax law.

             (s) EMPLOYEE RELATIONS. Parent is not involved in any labor dispute nor, to the knowledge of Parent, is any such dispute threatened. None of Parent's employees is a member of a union.

        6. CONDUCT PRIOR TO THE CLOSING. Between the date hereof and the Closing Date:


             (a) ACCESS. Each party to this Agreement shall and shall cause (as applicable) its subsidiaries to give to the officers, employees, agents, attorneys, consultants, accountants and lenders of the other parties hereto reasonable access during normal business hours to all of the properties, books, contracts, documents, records and personnel of each such party and shall furnish to the other parties hereto and such persons as such other parties shall designate such information as such persons may at any time and from time to time reasonably request in order to permit each such party to complete its respective due diligence investigation pertaining to the transactions contemplated by this Agreement. All such information shall be subject to the confidentiality provisions set forth in Section 12 hereof.

             (b) PROVISION OF INFORMATION BY PARENT TO TARGET. In addition to the covenants set forth in Section 6(a) above, Parent shall also provide to Target:

                  (i) All financial information pertaining to Parent as is provided to the Board of Directors and other members of management of Parent, including monthly financial reports, budgets, and financial projections; and

                  (ii) Any information regarding EKI and the financial,
             business and other agreements and arrangements in place by and between Parent and EKI, or its Affiliates, as Target may request.

             (c) CONSENTS. Each party hereto shall use its best efforts and make every good faith attempt and shall cooperate with each other to obtain all consents to the consummation of the transaction contemplated hereby under or with respect to, any contract, lease, agreement, purchase order, sales order or other instrument, or Permit, where the consummation of the transaction contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent (the "Consents").

             (d) CONDUCT OF BUSINESS. Each party hereto shall carry on its business in the usual and ordinary course, consistent with past practices and shall use its best efforts to preserve its business and the goodwill of its customers, suppliers and others with which each such party has business relations and to retain its business organizational capability. Without limiting the foregoing, without the prior written consent of the other parties hereto, and without limiting the generality of any other provision of this Agreement, no party hereto shall: (i) amend its

        Certificate of Incorporation or By-laws (except, in the case of Parent, in connection with the Certificate of Designation and the decrease or increase in the number of directors); (ii) make any change in its authorized shares of stock, (iii) issue any shares of stock of any class, or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock of any party hereto or any subsidiary thereof, or to other equity securities of any such party, or grant any stock appreciation or similar rights, except, in the case of Parent, upon the exercise or conversion of options, warrants or other convertible securities outstanding as of the date hereof; (iv) make distributions of any kind to EKI other than those expressly disclosed to Target prior to the Closing; (v) incur, assume or guarantee any long-term or short-term indebtedness; (vi) directly or indirectly, enter into, assume or amend any contract, agreement, obligation, lease, license or commitment other than in the usual and ordinary course of business in accordance with past practices; (vii) make any change to its accounting methods or principles, or make any Tax elections; and (viii) pay, declare, accrue or set aside any dividends or any other distributions, in cash, property or otherwise, on its securities of any class or purchase, exchange or redeem any of its securities of any class. Notwithstanding the foregoing, nothing in this Section 6(d) shall prohibit (A) Target from taking such action and entering into such agreements and other transactions, including incurring indebtedness, as are necessary or advisable in connection with the fit-up of the Lebanon facility, the acquisition of 16 plate making machines and the commercial operation of such machines and the sale of products, or negotiating, finalizing and entering into employment agreements with certain key employees of Target, which may include the terms set forth on Section 6(d)(A) of the Disclosure Schedule or (B) Parent from (x) issuing additional shares of Parent Common Stock to Cornell Capital Partners, LP pursuant to the Standby Equity Distribution Agreement dated as of March 23, 2005 between Parent and Cornell Capital Partners, LP, as in effect on the date of this Agreement, or (y) issuing additional shares of Parent Common Stock to Defined Portfolio Management, LLC in a "PIPE" transaction having the following terms: (1) Parent may issue up to 4,000,000 shares of Parent Common Stock at $4.00 per share or the then market price, but in no event less than $3.00 per share; (2) in connection with such issuance, Parent may issue a warrant exercisable for not more than three years for up to 500,000 shares of Parent Common Stock at an exercise price of at least $5.00 per share; (3) the proceeds of any such transaction shall be used to discharge indebtedness of Target (including indebtedness that is convertible into Parent Common Stock) or to redeem other securities of Parent that are convertible into Parent Common Stock; (4) such PIPE transaction shall not contain any terms or conditions requiring the consent of Defined Portfolio Management, LLC or any other party to the transactions contemplated by this Agreement; and (5) any such PIPE transaction shall not be reasonably likely to interfere with the consummation of the transactions contemplated by this Agreement. Parent shall provide Stockholder with copies of all documentation relating to any proposed PIPE transaction at least fifteen (15) days prior to entering into any definitive agreements regarding such transaction.

             (e) NO INTENTIONAL ACTS. No party shall intentionally perform any act which, if performed, or omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto or which would result in any representation or warranty herein contained of said party being untrue in any material respect as if originally made on and as of the Closing Date.

             (f) CERTIFICATE OF DESIGNATION. Parent will file the Certificate of Designation with the Secretary of State of the State of Delaware.

        7. CONDITIONS TO TARGET'S OBLIGATIONS. The obligation of Target to close the transactions contemplated hereby is subject to the satisfaction or waiver of all of the following conditions on or prior to the Closing Date:

             (a) Each and every representation and warranty made by Parent and Mergerco shall have been true and correct in all material respects when made and shall be true and correct in all material respects as if originally made on and as of the Closing Date, except for changes resulting from actions permitted under
        Section 6 hereof or as agreed to by Stockholder.

             (b) All obligations of Parent and Mergerco to be performed hereunder through, and including on, the Closing Date (including all obligations which Parent and would be required to perform at the Closing if the transaction contemplated hereby was consummated) shall have been performed.

             (c) No suit, proceeding or investigation shall have been commenced or threatened by any governmental authority or private person on any grounds to restrain, enjoin or hinder, or to seek material damages on account of, the consummation of the transaction contemplated hereby.

             (d) Parent shall have delivered to Target the written opinion of Gibson Dunn & Crutcher LLP, counsel for Parent, dated as of the Closing Date, in substantially the form of EXHIBIT B attached hereto.

             (e) All of the Consents listed on EXHIBIT C shall have been obtained and delivered to Target.

        8. CONDITIONS TO PARENT'S OBLIGATIONS. The obligation of Parent and Mergerco to close the transaction contemplated hereby is subject to the fulfillment of all of the following conditions on or prior to the Closing Date:

             (a) Each and every representation and warranty made by Stockholder shall have been true and correct in all material respects when made and shall be true and correct in all material respects as if originally made on and as of the Closing Date except for changes resulting from actions permitted under Section 6 hereof or as agreed to by Parent.

             (b) All obligations of Target to be performed hereunder through, and including on, the Closing Date (including all obligations which Target would be required to perform at the Closing if the transaction contemplated hereby was consummated) shall have been performed.

             (c) All of the Consents listed on EXHIBIT D shall have been obtained and delivered to Parent.

             (d) No suit, proceeding or investigation shall have been commenced or threatened by any governmental authority or private person on any grounds to restrain, enjoin or hinder, or to seek material damages on account of, the consummation of the transaction contemplated hereby.

             (e) Target shall have provided evidence of (i) its payment under Purchase Order Number CE-00001, which provides Target with 16 ATW/DTE Modules installed and operational with full support equipment including but not limited to mixing equipment to support at least 16 Modules, conveyors and stackers for at least 9" plates and 12 oz bowls; (ii) installed electrical, air and water systems in the Lebanon, Missouri facility for operational support of such machines; (iii) financing in an amount equal to $1,000,000 plus or minus any amount due or owed under the Purchase Order for start-up costs, closing costs, initial operating losses and working capital, plus amounts available under one or more credit facilities, if needed, to provide additional funding to support ongoing working capital needs; and
        (iv) compliance with Section 4(u) hereof. Target shall also provide (A) confirmation that (1) the 16 plate making machines have passed such completion tests as are set forth in the Purchase Order and (2) royalties have been accrued or paid to Parent pursuant to the Sublicense Agreement by and between Parent and Target, and (B) a pro forma balance sheet as of the Closing demonstrating that Target's equity and debt financing are adequate to operate the 16 modules without additional funding being required from Parent.

             (f) Target shall have delivered to Parent the written opinion of Schiff Hardin LLP, counsel to Target, dated as of the

        Closing Date, in substantially the form of EXHIBIT E attached hereto.

             (g) To the extent the directors and officers of Target shall no longer be the persons identified on Section 4(e) of the Disclosure Schedule, such successor directors and officers shall be reasonably acceptable to Parent.

        9. RIGHT TO TERMINATE. Anything to the contrary herein notwithstanding, this Agreement and the transaction contemplated hereby may be terminated at any time prior to the Closing by prompt notice given in accordance with Section 15(b):

             (a)  By mutual consent;

             (b) by Target at any time prior to the Closing for any reason; and

             (c) by either Target or Parent if the Closing shall not have occurred at or before 11:59 p.m., on March 31, 2006; provided, however, that the right to terminate this Agreement under this Section 9(c) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or prior to the aforesaid date.

        10. REMEDIES. In the event of a breach of this Agreement before Closing, the non-breaching party shall not be limited to the remedy of termination of this Agreement, but shall be entitled to pursue all available legal and equitable rights and remedies, and shall be entitled to recover all of its reasonable costs and expenses incurred in pursuing them (including reasonable attorneys' fees).

        11.  POST CLOSING AGREEMENTS.  From and after the Closing:

             (a) FURTHER ASSURANCES. The parties shall execute such further documents, and perform such further acts, as may be necessary to consummate the transactions contemplated hereby, on the terms herein contained, and to otherwise comply with the terms of this Agreement. In furtherance of the foregoing, if, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are reasonably necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title and interest in, to or under any of the rights, privileges, powers, permits, licenses, franchises, properties or assets of either of Parent or Target, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Parent or Target, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such corporations, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title and interest in, to and under any of the rights, privileges, powers, permits, franchises, properties or assets of such corporations and otherwise to carry out the purposes of this Agreement.

             (b) MANAGEMENT OF SURVIVING CORPORATION. Surviving Corporation shall operate as an independent subsidiary of Parent, operating as an independent licensee of Parent subject to the terms and conditions of the Sublicense Agreement between Parent and Target, but shall report to the Board of Directors of Parent for budgetary and strategic approval.

             (c) NET OPERATING LOSSES. Following the Closing, Parent will make commercially reasonable efforts not to take any action that will result in a change of control that will trigger the limitations set forth in Section 382 of the Code.

        12.  DISCLOSURE OF CONFIDENTIAL INFORMATION.

             (a) OBLIGATION TO MAINTAIN CONFIDENTIALITY. Parent, Mergerco, Target and Stockholder each agree that for the longest period permitted by law following the date of this Agreement, such party shall, and shall cause such party's Affiliates to, maintain all Confidential Information of the other parties in confidence and shall not disclose any such Confidential Information to anyone outside of the parties hereto, and such party shall, and shall cause such party's Affiliates to, not use any Confidential Information for its own benefit or the benefit of any third party. Nothing in this Agreement, however, shall prohibit such party from using or disclosing Confidential Information to the extent required by law. If such party is required by applicable law to disclose any Confidential Information, such party shall (1) provide the applicable party hereto with prompt notice before such disclosure in order that such party may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such information and (2) cooperate with the applicable party hereto in attempting to obtain such order or assurance. "Confidential Information" means information regarding Parent, its subsidiaries, Target, Stockholder or the Business to the extent it is Confidential, including the following: (1) information regarding Parent's or Target's or the Business' operations, assets, liabilities or financial condition; (2) information regarding Parent's, Target's or the Business' pricing, sales, merchandising, marketing, capital expenditures, costs, joint ventures, business alliances, purchasing or manufacturing;
        (3) information regarding Parent's, Target's or the Business' other employees or sales representatives, including their identities, responsibilities, competence and compensation;

        (4) customer lists or other information regarding Parent's, Target's or the Business' current or prospective customers, including information regarding their identities, contact persons and purchasing patterns; (5) information regarding Parent's, Target's or the Business'' current or prospective vendors, suppliers, distributors or other business partners;
        (6) forecasts, projections, budgets and business plans regarding Parent, Target or the Business; (7) information regarding Parent's, Target's or the Business' planned or pending acquisitions, divestitures or other business combinations;
        (8) Parent's, Target's or the Business' trade secrets and proprietary information; (9) technical information, patent disclosures and applications, copyright, applications, sketches, drawings, blueprints, models, know-how, discoveries, inventions, improvements, techniques, processes, business methods, equipment, algorithms, software programs, software source documents and formulae, in each case regarding Parent's, Target's or the Business' current, future or proposed products or services (including information concerning Target's research, experiment work, development, design details and specifications, and engineering); and (10) Parent's, Target's or the Business' website designs, website content, proposed domain names, and data bases. "Confidential" means not generally available to the public. Information shall not be considered to be generally available to the public if it is made public in violation of this Agreement or by a third party who has no lawful right to disclose the information or who does so in violation of any contractual, legal or fiduciary obligation to Target.

             (b) INJUNCTIVE RELIEF. Parent, Mergerco, Target and Stockholder each specifically recognizes that any breach of
        Section 12 hereof will cause irreparable injury to the other parties and that actual damages may be difficult to ascertain, and in any event, may be inadequate. Accordingly (and without limiting the availability of legal or equitable, including injunctive, remedies under any other provisions of this Agreement), the parties agree that in the event of any such breach, the party alleging damage by such breach shall be entitled to seek injunctive relief in addition to such other legal and equitable remedies that may be available. Parent, Mergerco, Target and Stockholder each recognize that the territorial, time and scope limitations in Section 12 hereof are reasonable and properly required for the protection of Parent, Mergerco, Target and Stockholder and in the event that any of such limitation or the absence of such time limitation, is deemed to be unreasonable by a court of competent jurisdiction, each such party agrees and submits to the imposition of such a limitation as said court shall deem reasonable.

        13. INDEMNIFICATION OBLIGATIONS OF PARENT. From and after the Closing, Parent shall defend, indemnify, save and keep harmless Stockholder and its officers, directors, shareholders, managers, members, successors and permitted assigns against and from all Damages (as herein defined) sustained or incurred by any of them resulting from or arising out of or by virtue of: (a) any inaccuracy in or breach of any representation and warranty made by Parent or Mergerco in this Agreement or in any closing document delivered to Target or Stockholder in connection with this Agreement, for as long as such representation and warranty survives; or (b) any breach by Parent or failure by Parent to comply with, any of its covenants or obligations under this Agreement. As used in this Agreement, the term "Damages" shall mean all liabilities, demands, claims, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, losses, fines, penalties, damages, costs and expenses, including reasonable attorneys', accountants', investigators', and experts' fees and expenses, sustained or incurred in connection with the defense or investigation of any claim.

        14. INDEMNIFICATION OBLIGATIONS OF STOCKHOLDER. From and after the Closing, Stockholder shall defend, indemnify, save and keep harmless Parent from all Damages sustained or incurred by Parent resulting from or arising out of or by virtue of: (a) any inaccuracy in or breach of any representation and warranty made by Stockholder in this Agreement or in any closing document delivered to Parent by Stockholder in connection with this Agreement, for as long as such representation and warranty survives; or (b) any breach by Target of, or failure by Target to comply with, any of its covenants or obligations under this Agreement. For a period of two (2) years following the Closing, prior to making any distribution of shares of Series C Convertible Preferred Stock of Parent or Parent Common Stock to any of its members (other than a distribution in exchange for fair consideration), Stockholder shall obtain such member's agreement to assume a pro rata share of Stockholder's indemnification obligations under the preceding sentence, based on the number of shares distributed to such member.

        15. ARBITRATION. In the event that following the Closing there is any dispute with respect to any claim made by a party seeking indemnification hereunder, the parties shall negotiate in good faith to resolve such dispute within fifteen (15) days of notice thereof.
   In the event that the parties cannot settle such dispute within such time, either party may submit such dispute to binding arbitration by notifying the other party, in writing, of such submission. Each party shall have the right to be represented by counsel and shall have the right to discovery to the full extent permitted by the rules governing civil litigation in the state of Delaware. Such party submitting a dispute for binding arbitration shall submit a demand which shall set forth a statement of the nature of the dispute, the amount involved and the remedies sought. The arbitration shall be conducted by JAMS/Endispute in either Chicago, Illinois or New York, New York, under the arbitration rules and procedures of JAMS/Endispute, and any judgment on the award rendered by the arbitrator(s) shall be final and binding may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted by a panel of three (3) neutral and impartial arbitrators, as selected and administered by JAMS/Endispute. The arbitrators designated hereunder shall not now or in the three years preceding such arbitration, be an employee, consultant, officer, director or shareholder of any party or have now or in the three (3) years preceding such arbitration, have any business relationship with any party. Within ten (10) calendar days after the arbitrators are appointed, the arbitrators shall schedule the arbitration for a hearing to commence on a the earliest mutually convenient date, but not later than fifteen (15) days after the time the hearing is scheduled. The hearing shall commence reasonably promptly after the arbitrator is appointed and shall continue from day to day until completed. The decision of the arbitrator shall be final and binding on the parties and not subject to appeal in any court of law.

        16.  MISCELLANEOUS.

             (a) PUBLICITY. Except as otherwise required by law, the parties hereto shall refrain from, and shall cause their representatives to refrain from, directly or indirectly, making any press release or other public disclosure or otherwise informing any customer, supplier or other person with which Parent or Target has a business relationship, with respect to the transactions contemplated by this Agreement, without giving the other party twenty-four hours prior written notice of the content of such proposed release or disclosure.

             (b) NOTICES. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three (3) business days after being deposited in the United States mail, postage prepaid, registered or certified mail. Notices delivered by hand, by facsimile, or by nationally recognized private carrier shall be deemed given on the first business day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two
        (2) business days following its delivery by facsimile. All notices shall be addressed as follows: (1) if to Parent, addressed to EarthShell Corporation, 3916 State Street, Santa Barbara, California 93110, attention Simon K. Hodson, telecopier: (805) 563-7954, with a copy to Gibson Dunn & Crutcher LLP, 2029 Century Park East, Los Angeles, California 90067-3026 attention Robert K. Montgomery, Esq., telecopier:
        (310) 552-7021; and (2) if to Target or Stockholder, addressed to ReNewable Products, LLC, 100 South Brentwood Blvd., St. Louis, MO 63105, telecopier: (314) 727-2118, attention: James A. Cooper with a copy to Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois, 60606, telecopier: (312) 258-5600, attention: Roger R.

        Wilen, Esq.; and/or (3) to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 15(b).

             (c) FEES AND EXPENSES. Each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby, including attorneys', accountants' and other professional fees and expenses.

             (d) ENTIRE AGREEMENT. This Agreement and the instruments to be delivered by the parties pursuant to the provisions hereof constitute the entire agreement between the parties. Each exhibit, and the Disclosure Schedule, shall be considered incorporated into this Agreement.

             (e) SURVIVAL; NON-WAIVER. All representations and warranties shall survive the Closing for a period of two (2) years, regardless of any investigation or lack of investigation by any of the parties hereto. For purposes of the Closing, the parties shall be deemed to have remade their respective representations and warranties as of the Closing, except for those representations and warranties that speak as of a particular date. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, right or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

             (f) APPLICABLE LAW. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of Delaware applicable to contracts made in that State, without regard to any conflict of law principles of the State of Delaware.

             (g) CONSENT TO JURISDICTION. The parties hereto irrevocably consent and submit to the exclusive jurisdiction of any local, state or federal court within the County of New Castle in the State of Delaware for enforcement of this Agreement. The parties hereto irrevocably waive any objection they may have to venue in the defense of an inconvenient forum to the maintenance of such actions or proceedings to enforce this Agreement.

             (h) BINDING EFFECT. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

             (i) ASSIGNMENT. This Agreement shall not be assignable by any party without the prior written consent of all parties.

             (j) AMENDMENTS. This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto.

             (k) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

             (l) SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties under this Agreement.

             (m) COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

             (n) NO STRICT CONSTRUCTION. The parties hereto jointly participated in the negotiation and drafting of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, this Agreement shall be construed as if drafted jointly by the parties hereto, and no rule of strict construction shall be applied against any Person.

             (o) GENDER. As used in this Agreement, the masculine, feminine or neuter gender shall be deemed to include the others whenever the context so indicates or requires.

             (p)  INTERPRETATION.  Whenever the term "include" or
        "including" is used in this Agreement, it shall mean "including, without limitation," (whether or not such language is specifically set forth) and shall not be deemed to limit the range of possibilities to those items specifically enumerated.

        The words "hereof", "herein" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular provision. "Knowledge" of Parent, or other words of similar import such as "to Parent's knowledge," shall mean the actual conscious knowledge of Simon Hodson, Vince Truant and Scott Houston after reasonable investigation. Terms defined in the singular have a comparable meaning when used in the plural and vice versa.

              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                 EARTHSHELL CORPORATION

                                 By:  Simon K. Hodson
                                      ________________________________

                                 Name:  Simon K. Hodson
                                 Its:   CEO


                                 By:  Scott Houston
                                      ________________________________
                                 Name:  Scott Houston
                                 Its:   CFO


                                 EARTHSHELL TRIANGLE, INC.

                                 By:  Simon K. Hodson
                                      ________________________________

                                 Name:  Simon K. Hodson
                                 Its:   CEO


                                 RENEWABLE PRODUCTS, INC.

                                 By:  James A. Cooper
                                      ________________________________

                                 Name:  James A. Cooper
                                 Its:   VP


                                 RENEWABLE PRODUCTS LLC

                                 By:  James A. Cooper
                                      ________________________________

                                 Name:  James A. Cooper
                                 Its:   VP

                                  EXHIBIT A

                             CLOSING DELIVERIES
                             ------------------

   1.   Target's Deliveries
        -------------------

        (a) Registration and Investor Rights Agreement, by and among Parent and Stockholder

        (b) Copies of Certificate of Incorporation and By-laws, certified by the Secretary of State of the State of Delaware and the Secretary of Target

        (c)  Merger Certificate

        (d) Certificate of Good Standing issued by the State of Delaware and Missouri

        (e)  Closing Certificate including incumbency


   2.   Parent's Deliveries
        -------------------

        (a) Registration and Investor Rights Agreement by and among Parent and Stockholder

        (b)  EKI Lock-up Agreement in the form attached hereto as Exhibit
             F

        (c) Copies of Certificate of Incorporation and By-laws for Parent and Mergerco, certified by the Secretary of State of the State of Delaware and the Secretary of Parent and Mergerco, as applicable and the Secretary of Mergerco

        (d)  Merger Certificate

        (e) Certificate of Good Standing issued by the State of Delaware and the State of California for Parent and Mergerco

        (f)  Certificates representing Parent Series C Preferred Stock









                                     A-1







                                  EXHIBIT B

                       FORM OF PARENT'S LEGAL OPINION
                       ------------------------------




                                SEE ATTACHED











































                                     B-1







                                  EXHIBIT C

                 MATERIAL CONSENTS TO BE OBTAINED BY PARENT
                 ------------------------------------------


   1.   Consent of Cornell Capital Partners, LP














































                                     C-1







                                  EXHIBIT D

                 MATERIAL CONSENTS TO BE OBTAINED BY TARGET
                 ------------------------------------------


                                    None.














































                                     D-1







                                  EXHIBIT E

                       FORM OF TARGET'S LEGAL OPINION
                       ------------------------------


                                SEE ATTACHED














































                                     E-1







                                  EXHIBIT F

                            EKI LOCK-UP AGREEMENT
                            ---------------------

                                SEE ATTACHED















































                                     F-1







                                  EXHIBIT G

                         CERTIFICATE OF DESIGNATION
                         --------------------------

                                SEE ATTACHED















































                                     G-1






                                                             EXHIBIT 2
                                                             ---------


                                  EXHIBIT G


                         CERTIFICATE OF DESIGNATION
                                     OF
                    SERIES C CONVERTIBLE PREFERRED STOCK

                                     OF

                           EARTHSHELL CORPORATION

             (Pursuant to Section 151 of the General Corporation
                        Law of the State of Delaware)


        EarthShell Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (the "Board of Directors"), pursuant to the authority conferred upon the Board of Directors by Article V, Section 3, of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and the provisions of Section 151 of the Delaware General Corporation Law, at a meeting duly called and held on May 12, 2005 at which there was at all times present and acting a quorum of the Board of Directors:

        RESOLVED, that there hereby be created, out of the 10,000,000 shares of Preferred Stock, par value $0.01 per share, of the Corporation authorized in Article V of the Certificate of Incorporation (the "Preferred Stock"), a series of Preferred Stock, which series shall have the following designations, powers and preferences, and relative, participating, optional and other special rights, and qualifications, limitations and restrictions (in addition to the designations, powers, and preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock):

        1. DESIGNATION AND NUMBER OF SHARES. The series of Preferred Stock shall be designated the "Series C Convertible Preferred Stock" (the "Series C Preferred Stock"). The number of shares constituting the Series C Preferred Stock shall be fixed at 8,000,000 and may be increased or decreased as provided in Section 151(g) of the General Corporation Law of Delaware (but not below the number of shares then outstanding).

        2. RANK. The Series C Preferred Stock shall rank, with respect to rights on liquidation, (a) junior to, or on a parity with, as the case may be, any other series of the Preferred Stock established by the Board of Directors, the terms of which shall specifically provide that such series shall rank senior to or on a parity with, as the case may be, the Series C Preferred Stock with respect to rights on liquidation; and (b) senior to the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock").







        3. DIVIDENDS. The holders of the Series C Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, to the extent permitted under the Delaware General Corporation Law, dividends or distributions equal in amount, on a per share basis, to those declared, if any, with respect to the Common Stock; provided that if, at the time any dividend is declared on the Common Stock, the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible shall have been adjusted pursuant to Section 8(e), then the dividend payable with respect to each share of Series C Preferred Stock shall be equal to the dividend payable on the number of shares of Common Stock into which such share of Series C Preferred Stock could be converted at the time of declaration. Such dividends, if any, shall be payable at such time or times as dividends are paid on the Common Stock.

        4. LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders of shares of Series C Preferred Stock shall be entitled (a) to receive, out of the assets of the Corporation available for distribution to its stockholders, in cash, the amount of $0.000125 per share and (b) thereafter, to share ratably with the holders of the Common Stock in the assets remaining for distribution to the holders of Common Stock, based on the number of shares of Common Stock into which each share of Series C Preferred Stock could be converted at the time of such Liquidation.

        5.   VOTING RIGHTS.

             (a) DEFINITIONS. For purposes of this Section 5 and elsewhere in this Agreement, the following terms shall have the meanings set forth below:

             "Affiliate" shall mean with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such first Person. A Person shall be deemed to control a corporation or other entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or entity, whether through the ownership of voting securities, by contract or otherwise.

             "Closing Date" shall have the meaning given such term in the Merger Agreement.

             "Contractual Obligation" of any Person shall mean any indenture, note, lease, loan agreement, security, deed of trust, mortgage, security agreement, guaranty, instrument, contract, agreement, license agreement or other form of contractual obligation or undertaking to which such Person is a party or by which such Person or any of its property is bound.


                                     G-2







             "Fair Market Value" shall mean, when used with respect to the Common Stock as of any determination date, an amount per share equal to (i) the average of the last sale prices of shares of Common Stock on the 20 consecutive trading days ending on such date or, if no such sales take place on one or more dates within such period, the average of the closing bid and asked prices thereof on such dates within such period, in each case as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading, or (ii) if no shares of Common Stock are then listed or admitted to trading on any national securities exchange, the average of the last sale prices of shares of Common Stock on the 20 consecutive trading days ending on such date, or, if no such sales take place on one or more days within such period, the average of the reported closing bid and asked prices thereof on such dates within such period, as quoted on the Nasdaq National Market or the Nasdaq SmallCap Market, or (iii) if no shares of Common Stock are then quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the average of the last sale prices of shares of Common Stock on the 20 consecutive trading days ending on such date, or, if no such sales take place on one or more days within such period, the average of the reported closing bid and asked prices thereof on such dates during such period, as quoted on the OTC Bulletin Board or any similar successor organization. Notwithstanding the foregoing, in the event that, on the date of their issuance, shares of Common Stock shall be offered for sale to the public in connection with an underwritten public offering registered under the Securities Act of 1933, as amended, the Fair Market Value on such date of issuance shall be deemed to be the price at which such shares are initially sold to the public.

             "Guaranty Obligation" shall mean any direct or indirect liability of the Corporation or any of its Subsidiaries with respect to any Indebtedness, lease, dividend, letter of credit or other obligation (the "primary obligations") of another Person (the "primary obligor"), including any obligation of that Person, whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or
   (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof. The amount of any Guaranty Obligation shall be deemed equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made or, if not stated or if indeterminable, the maximum liability in respect of such obligation.


                                     G-3







             "Indebtedness" shall mean, without duplication, obligations of the Corporation or any of its Subsidiaries (a) evidenced by notes, bonds, debentures or other similar instruments and other obligations of the Corporation or its Subsidiaries for borrowed money, (b) for the deferred purchase price of property or services (including obligations under letters of credit and other credit facilities which secure or finance such purchase price), (c) under conditional sale or other title retention agreements with respect to property acquired by the Corporation or its Subsidiaries (to the extent of the value of such property if the rights and remedies of the seller or the lender under such agreement in the event of default are limited solely to repossession or sale of such property), (d) as lessee under or with respect to capital leases, (e) under letters of credit (including standby and commercial letters of credit), banker's acceptances, bank guaranties, surety bonds and similar instruments, and (f) under any swap, cap, collar, hedge forward, future or derivative transaction or option or similar agreement; Indebtedness shall also include any Guaranty Obligations with respect to the obligations of other Persons of the types described in clauses (a) - (f) of this definition.

             "Investment" means (a) any loan or advance of funds by the Corporation or any of its Subsidiaries to any other Person (other than advances to employees of the Corporation or such Subsidiary for moving and travel expenses and similar expenses in the ordinary course of business), or (b) any purchase or other acquisition of equity securities or indebtedness of such Person or capital contribution or other investment in such Person.

             "Manufacturing Subsidiary" shall mean ReNewable Products, Inc., a Delaware corporation and, as of the Closing Date, a wholly-owned subsidiary of the Corporation.

             "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of June 17, 2005, among the Corporation, EarthShell Triangle, Inc., a Delaware corporation and wholly-owned subsidiary of the Corporation, the Manufacturing Subsidiary, and ReNewable Products LLC, a Delaware limited liability company and sole stockholder of the Manufacturing Subsidiary.

             "Person" shall mean an individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or any similar entity.

             "Subsidiary" shall mean (a) any corporation of which more than 50% of the issued and outstanding equity securities having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned or controlled by the Corporation, (b) any partnership, joint venture, limited liability company or other association of which at least 50% of the equity interest having the

                                     G-4







   power to vote, direct or control the management of such partnership, joint venture or other association is at the time owned and controlled by the Corporation, or (c) any other Person included in the financial statements of the Corporation on a consolidated basis.

             (b) RIGHT TO VOTE WITH THE COMMON STOCK. Except as set forth herein or as otherwise required by law (including, without limitation, the provisions of Section 242(b)(2) of the Delaware General Corporation Law), the holders of record of the outstanding shares of Series C Preferred Stock (i) shall be entitled to vote as one class with the holders of the Common Stock on all matters brought before the stockholders of the Corporation, including but not limited to the election of directors, and (ii) shall have, in voting on such matters, for each share of Series C Preferred Stock one vote for each share of Common Stock into which such share of Series C Preferred Stock could then be converted. Each holder of Series C Preferred Stock shall be entitled to receive written notice of all meetings of the holders of the Common Stock and copies of all materials furnished to such holders in connection with such meetings.

             (c) RIGHT TO VOTE AS A SEPARATE CLASS. So long as at least four million (4,000,000) shares of Series C Preferred Stock remain outstanding, the Corporation shall not take any of the following actions without the prior approval of the holders of a majority of the then outstanding shares of Series C Preferred Stock, voting as a single class.

                  (i) issue, or permit any of its Subsidiaries to issue, any additional shares of capital stock or other equity interests at less than Fair Market Value (in the case of Common Stock) or their fair market value (in the case of other classes of capital stock or other equity interests) on the date of issuance, provided that the approval of the holders of the Series C Preferred Stock shall not be required for the issuance by the Corporation of shares of Common Stock (A) pursuant to the Standby Equity Distribution Agreement dated as of March 23, 2005 between Cornell Capital Partners, LP and the Corporation (the "Cornell Agreement"), notwithstanding that the price at which such shares are issued, as determined under the Cornell Agreement, may be less than Fair Market Value, or (B) upon exercise of stock options, warrants or other convertible securities disclosed in
        Section 5(d) of the Disclosure Schedule delivered pursuant to the Merger Agreement, as in effect as of the date of the Merger Agreement.;

                  (ii) redeem or repurchase, or permit any of its Subsidiaries to redeem or repurchase, any shares of capital stock of the Corporation or any of its Subsidiaries;

                  (iii) merge or consolidate with, or permit any of its Subsidiaries (other than the Manufacturing Subsidiary) to merge or consolidate with, any other Person other than the Corporation

                                     G-5







        or another wholly-owned direct or indirect Subsidiary of the Corporation, or permit the Manufacturing Subsidiary to merge or consolidate with any other Person;

                  (iv) sell, lease or otherwise dispose of more than 5% of the consolidated assets of the Corporation (computed either on the basis of book value, as determined in accordance with generally accepted accounting principles consistently applied, or fair market value) in any transaction or series of related transactions outside of the ordinary course of the Corporation's business consistent with past practice;

                  (v) sell, pledge, or otherwise transfer to any Person any of the outstanding capital stock of, or equity interests in, any Subsidiary, including but not limited to the Manufacturing Subsidiary, or sell, pledge, lease or dispose of any of the assets of the Manufacturing Subsidiary other than in the ordinary course of the Manufacturing Subsidiary's business;

                  (vi) engage, either directly or through any Subsidiary, in any business other than the business in which the Corporation and its Subsidiaries are engaged on the Closing Date or a business reasonably related thereto or modify, in any material respect, the business model adopted by the Corporation for engaging in such business, as described in the Corporation's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission prior to the Closing Date;

                  (vii) enter into, or permit any of its Subsidiaries to enter into, any Contractual Obligation with an Affiliate (other than the Corporation or another wholly-owned direct or indirect Subsidiary of the Corporation) or engage, or permit any of its Subsidiaries to engage, in any other transaction with an Affiliate (other than the Corporation or another wholly-owned direct or indirect Subsidiary of the Corporation) except for the following:

                  Amended and Restated License Agreement by and between the Corporation and E. Khashoggi Industries LLC ("EKI"), dated July 29, 2002 (the "License Agreement");

                  License & Information Transfer Agreement by and among bio-tec Biologische Naturverpackungen GmbH & Co. KG and bio-tec Biologische Naturverpackungen Forschungs und Entwicklungs GmbH, a wholly owned subsidiary of EKI, dated July 29, 2002 (the "Biotec Agreement")

                  Loan Conversion Agreement by and among the Corporation, EKI and Essam Khashoggi, dated as of July 16, 2004.




                                     G-6







                  Agreement by and between the Corporation and EKI for the sale of non-essential office furniture and machine shop equipment, dated as of May, 2004.

                  Agreement by and between the Corporation and EKI to share support services of an executive assistant, dated as of September, 2004.

                  Unwritten Sublease Agreement by and between the Corporation and EKI for the sublet of office space by the Company, as of November, 2004.

                  Agreements by and between the Corporation and various officers of the Company for short-term unsecured interest bearing loans, various dates.

                  Conversion Agreement by and between the Company and EKI, dated as of May, 2005.

                  Amended and Restated Patent Agreement for the
        Allocation of Patent Costs by and between the Corporation and EKI, dated as of October 1, 1997, as amended;

                  (viii) amend, or permit any of its Subsidiaries to amend, the terms of any Contractual Obligation between the Corporation and any of its Affiliates (other than another wholly-owned direct or indirect Subsidiary of the Corporation) or between such Subsidiary and any of its Affiliates (other than the Corporation or another wholly-owned direct or indirect Subsidiary of the Corporation) as in effect on the Closing Date;

                  (ix) create, issue incur, borrow, assume, or permit to exist Indebtedness, or in any other manner become liable with respect to any Indebtedness in an aggregate amount that exceeds, at any time, $500,000;

                  (x) amend the Certificate of Incorporation or the by-laws of the Corporation or of the Manufacturing Subsidiary, except to increase or decrease the number of directors;

                  (xi) enter into or amend, or permit any Subsidiary to enter into or amend, any material contract with any other Person, other than (A) license agreements entered into in the ordinary course of the Corporation's business, and (B) customer, supply and services agreements entered into in the ordinary course of the Manufacturing Subsidiary's proposed business, provided that the approval of the holders of the Series C Preferred Stock shall not be required for the amendment of any existing agreement between the Corporation and Cornell Capital Partners, LP relating to Indebtedness of the Corporation, as long as such amendment does not result in an increase in the amount of Indebtedness for which the Corporation or any Subsidiary is liable;

                                     G-7







                  (xii) make, or permit any Subsidiary to make, any Investment in any Person, other than a Person that is a wholly-owned direct or indirect Subsidiary of the Corporation immediately prior to such Investment;

                  (xiii) make any assignment for the benefit of the creditors of the Corporation or any of its Subsidiaries; admit in writing the inability of the Corporation or any of its Subsidiaries to pay its debts generally as they become due; petition or apply to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Corporation or any of its Subsidiaries of any substantial part of their assets; commence any proceeding relating to the Corporation or any of its Subsidiaries under any bankruptcy reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction or, if such petition or application is filed, or any such proceeding is commenced, against the Corporation or any of its Subsidiaries, or take any action to indicate its approval of, consent to, or acquiescence in such petition, application or proceeding; or

                  (xiv) settle any litigation or other proceeding against the Corporation or any of its Subsidiaries for cash or property with an aggregate fair market value that exceeds $1,200,000, with no single lawsuit settlement amount to exceed $500,000, provided that the approval of the holders of the Series C Preferred Stock shall not be required for the settlement of litigation or any other proceeding that may arise under any existing agreement between the Corporation and Cornell Capital Partners, LP.

        6. FUTURE STOCK ISSUANCES. At least ten days prior to issuing any additional shares of capital stock of, or other equity interests in, the Corporation, the Corporation shall notify each holder of Series C Preferred Stock in writing of the number or amount of securities proposed to be issued, the consideration proposed to be received for such securities and the proposed date of issuance, and shall furnish each such holder with copies of all relevant agreements, securities and other documentation relating to the proposed issuance. The provisions of this Section 6 shall not apply to the issuance of shares of Common Stock pursuant to the Cornell Agreement or upon exercise of stock options, warrants or other convertible securities disclosed in Section 5(d) of the Disclosure Schedule delivered pursuant to the Merger Agreement, as long as such issuance is in accordance with the terms and conditions of the Cornell Agreement or such stock options, warrants or other convertible securities, as the case may be, as in effect as of the date of the Merger Agreement.

        7. BOARD OBSERVER RIGHTS. The Corporation shall (a) permit a single representative designated by the holders of a majority of the Series C Preferred Stock (the "Board Observer") to attend all meetings (including meetings by telephone or video conference) of the board of directors of the Corporation and its Subsidiaries and each committee

                                     G-8







   of the board of directors of the Corporation and its Subsidiaries in a non-voting observer capacity, (b) provide the Board Observer with notice of all such meetings at the same time and in the same manner as notice is given to the members of such board of directors, and (c) furnish the Board Observer with copies of all notices, minutes, consents and other materials that the Corporation or its Subsidiary provides to its directors at or prior to such meetings. The holders of a majority of the Series C Preferred Stock shall provide the Corporation with written notice of the name and address of, and other contact information for, the Person so designated to serve as the Board Observer and may change such Person, or substitute another Person for such Person, from time to time, upon written notice to the Corporation.

        8.   CONVERSION.

             (a) RIGHT TO CONVERT. Each share of Series C Preferred Stock shall be convertible into one share of fully paid and nonassessable Common Stock, subject to adjustment from time to time in accordance with Section 8(e), (i) at the option of the holder thereof, at any time after the date of issuance, and (ii) at the option of the Corporation, at any time after the second anniversary of the Closing Date, upon written notice to the holders thereof of mandatory conversion of such shares, in each case in accordance with Section 8(b). The number of shares of Common Stock into which each share of Series C Preferred Stock may be converted, as so adjusted, is referred to in this Section 8 as the "Conversion Rate."

             (b)  CONVERSION PROCEDURES.

                  (i) CONVERSION BY THE HOLDER. Any holder of shares of Series C Preferred Stock electing to convert such shares into Common Stock shall give five days notice to the Corporation, and shall surrender the certificate or certificates therefor at the principal office of the Corporation or its transfer agent (or, if such conversion shall be in connection with an underwritten public offering of shares of Common Stock, at the location at which the underwriters shall have agreed to accept delivery thereof), accompanied by such form of notice of conversion as may be prescribed by the Corporation or its transfer agent. The Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter issue and deliver at such office to such holder of shares of Series C Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates evidencing the shares of Series C Preferred Stock to be converted. The Person or Persons entitled to receive the shares of Common Stock and/or other securities or assets, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder

                                     G-9







        or holders of such shares of Common Stock and/or other securities or assets as of such date. Notwithstanding the foregoing, if the conversion of all or any portion of a holder's shares of Series C Preferred Stock is being made in connection with (i) a proposed public offering of any Common Stock, (ii) a proposed Transaction (as defined in Section 10), or (iii) a proposed sale or transfer of outstanding shares of Common Stock or any other securities of the Corporation (including a sale or transfer of Common Stock issuable upon the conversion of shares of Series C Preferred Stock), then, at the election of any holder of such shares, such conversion may be conditioned upon the consummation of such public offering, Transaction, sale or transfer, in which case such conversion shall be effective concurrently with the consummation of such public offering, Transaction, sale or transfer.

                  (ii) MANDATORY CONVERSION UPON WRITTEN NOTICE BY THE CORPORATION. If, at any time following the second anniversary of the Closing Date, the Corporation desires to effect a mandatory conversion of all, but not less than all, of the outstanding Series C Preferred Stock, the Corporation shall give at least five days prior written notice to each holder of record of Series C Preferred Stock at such holder's post-office address as shown on the records of the Corporation, notifying such holder of the mandatory conversion of such shares into shares of Common Stock of the Corporation. Such notice will specify the date fixed for such conversion (the "Mandatory Conversion Date"), the number of shares of Series C Preferred Stock to be converted into shares of Common Stock and the number of shares of Common Stock to be issued for each share of Series C Preferred Stock so converted, and shall instruct the holder to surrender to the principal office of the Corporation or its transfer agent, on the Mandatory Conversion Date, a certificate or certificates representing the shares of Series C Preferred Stock specified in such notice. The Corporation will, as soon as practicable thereafter, deliver to each surrendering holder of Series C Preferred Stock, at his address as shown on the records of the Corporation, or to his written order, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. From and after the close of business on the Mandatory Conversion Date, the Series C Preferred Stock shall be deemed to be no longer outstanding, and the holders of such shares of Series C Preferred Stock shall be deemed to be the record holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock have been converted.

             (c) FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of the Series C Preferred Stock. If more than one share of Series C Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon the conversion thereof shall be computed on the

                                    G-10







   basis of the aggregate number of shares of Series C Preferred Stock surrendered. In lieu of any fractional shares of Common Stock to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the Fair Market Value per share of Common Stock on the date of conversion.

             (d) RESERVATION OF COMMON STOCK; STATUS OF ISSUED SHARES OF COMMON STOCK. The Corporation shall reserve, and shall at all times have reserved, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock, enough shares of Common Stock to permit the conversion of the then outstanding shares of Series C Preferred Stock and shall list on, and keep such shares listed on, each securities exchange, if any, on which the Common Stock is listed. All shares of Common Stock issued upon conversion of the Series C Preferred Stock will be, upon issuance, duly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof.
             (e) ADJUSTMENTS OF THE CONVERSION RATE. The Conversion Rate shall be subject to adjustment from time to time as follows:

                  (i) Subject to the Corporation's compliance with the provisions of Section 5(c), in case the Corporation shall
        (A) issue Common Stock as a dividend or distribution on any class of the capital stock of the Corporation, (B) split or otherwise subdivide its outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or
        (D) issue by reclassification of its Common Stock (except in the case of a Transaction) any shares of the capital stock of the Corporation, the Conversion Rate shall be adjusted so that the holder of each share of the Series C Preferred Stock shall thereafter be entitled to receive, upon the conversion of such share, the number of shares of Common Stock or other capital stock that it would have been entitled to receive immediately after the happening of any of the events listed in the preceding clauses (A), (B), (C) and (D), had such shares of the Series C Preferred Stock been converted immediately prior to the close of business on the record date or effective date of such event, as applicable. The adjustments herein provided shall become effective immediately following the record date for any such stock dividend or the effective date of any such other events.

                  (ii) Subject to the Corporation's compliance with the provisions of Section 5(c), in case of any reclassification or similar change of outstanding shares of Common Stock of the Corporation, or in case of the consolidation or merger of the Corporation with another corporation, or the conveyance of all or substantially all of the assets of the Corporation in a transaction in which holders of the Common Stock receive shares of stock or other property, including cash, each share of Series C Preferred Stock shall, after such event and subject to the other rights of the Series C Preferred Stock as set forth

                                    G-11







        elsewhere herein, be convertible only into the number of shares of stock or other securities or property, including cash, to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such shares of the Series C Preferred Stock would have been entitled upon such reclassification, change, consolidation, merger or conveyance, had such shares of Series C Preferred Stock been converted immediately prior to the effective date of such event.

                  (iii) In case any shares of Common Stock of the Corporation shall be issued upon conversion of shares of the Corporation's Series B Preferred Stock, the Conversion Rate shall be adjusted, with retroactive effect to the Closing Date, by multiplying the Conversion Rate in effect immediately prior to such issuance by a fraction, the numerator of which shall be the number of shares of Common Stock of the Corporation outstanding immediately following such issuance, and the denominator of which shall be the number of shares of Common Stock of the Corporation outstanding immediately prior to such issuance. Such adjustment shall be made successively each time any event described in this
        Section 8(e)(iii) shall occur.

                  (iv) In the event that, notwithstanding the Corporation's representations, warranties and covenants in the Merger Agreement, the number of shares of outstanding Common Stock, on a fully diluted basis (assuming the exercise of all outstanding options, warrants and other rights, regardless of exercise price, and conversion of all convertible securities), as of the Closing Date exceeded 24,556,184 shares, the Conversion Rate shall be adjusted, with retroactive effect to the Closing Date, so that the aggregate number of shares of Common Stock issuable upon the conversion of all of the Series C Preferred Stock issued on the Closing Date shall equal 24.6% of the number of shares of Common Stock outstanding, on a fully diluted basis, on the Closing Date (after giving effect to the conversion of all of the shares of Series C Preferred Stock issued and outstanding as of the Closing Date).

                  (iv) The holders of a majority of the outstanding Series C Preferred Stock shall have the right to require the Corporation to adjust the Conversion Rate, as a condition to their approval of any matter subject to their prior approval under Section 5(c), in which event such adjustment (other than an adjustment of the kind provided for in Section 8(e)(i), (ii),
        (iii) and (iv)) shall be reflected as an amendment to this Certificate of Designation.

                  (v)  After each adjustment of the Conversion Rate under
        Section 8(e)(i),(ii), (iii) and (iv), the Corporation shall promptly prepare a certificate signed by its Chief Executive Officer and a Secretary or Assistant Secretary of the Corporation, setting forth the Conversion Rate as so adjusted,

                                    G-12







        the number of shares of Common Stock or other securities into which the Series C Preferred Stock shall be convertible, and a statement of the facts upon which such adjustment is based, and the Corporation shall cause a copy of such statement to be sent to each holder of record of Series C Preferred Stock at such holder's post-office address as shown on the records of the Corporation.

             (f) NO AVOIDANCE. The Corporation shall not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 8 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series C Preferred Stock against impairment, whether or not such action has been approved by the holders of the Series C Preferred Stock pursuant to Section 5(c).

        9. STATUS OF CONVERTED OR REACQUIRED SHARES. Shares of Series C Preferred Stock that are converted into Common Stock or repurchased or otherwise acquired by the Corporation shall be retired and may not be reissued as shares of Series C Preferred Stock but shall thereafter have the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series of Preferred Stock.

        10.  MERGER, CONSOLIDATION, ETC.  Subject to the provisions of
   Section 5(c), in case of any (i) consolidation or merger of the Corporation with or into another corporation (other than a merger with a Subsidiary in which the Corporation is the continuing or surviving corporation and that does not result in any reclassification, capital reorganization or other change of the outstanding shares of Common Stock issuable upon conversion of the Series C Preferred Stock), (ii) sale, lease or conveyance of all or substantially all of the consolidated assets of the Corporation, (iii) tender offer for the Common Stock, (iv) voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or (v) other transaction effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets (including cash) upon conversion of or in exchange for Common Stock (each of the foregoing transactions described in clauses (i) through (v) being referred to herein as a "Transaction"), then the Corporation shall, as a condition precedent to such Transaction, cause effective provisions to be made so that (A) each holder of shares of Series C Preferred Stock shall have the right thereafter to receive the consideration, including the kind and amount of shares of stock and other securities and property receivable in such Transaction, which such holder would have received upon consummation of such Transaction had such holder converted its shares of Series C Preferred Stock immediately prior to the effective time of

                                    G-13







   such Transaction, and (B) the successor or acquiring entity shall expressly assume the due and punctual observance and performance of each covenant and condition of this Certificate of Designation to be performed and observed by the Corporation and all obligations and liabilities hereunder. Any such provision shall include provision for adjustments which shall be as nearly equivalent as possible to the adjustments provided for in Section 8(e). The foregoing provisions of this Section 10 shall similarly apply to successive Transactions.













































                                    G-14







        IN WITNESS WHEREOF, EarthShell Corporation has caused this certificate to be executed and attested by the undersigned this 17th day of June, 2005.



                                      /s/ Simon K. Hodson
                                      _________________________________
                                      Name:  Simon K. Hodson
                                      Title:  CEO


                                      /s/ Scott Houston
                                      _________________________________
                                      Name:  Scott Houston
                                      Title:  CFO

   ATTEST:



   /s/ Jessica Stovall
   _____________________________
   Name:  Jessica Stovall
   Title:  Admin































                                    G-15



                                                                EXHIBIT 3
                                                                ---------



                                                           EXECUTION COPY








                           EARTHSHELL CORPORATION
                                Common Stock




                               ---------------

                 REGISTRATION AND INVESTOR RIGHTS AGREEMENT

                               ---------------


                          Dated as of June 17, 2005







                              TABLE OF CONTENTS

                                                                     Page


   1.   DEFINITIONS  . . . . . . . . . . . . . . . . . . . . . . . .    4

   2.   DEMAND REGISTRATIONS . . . . . . . . . . . . . . . . . . . .    6

   3.   PIGGYBACK REGISTRATIONS  . . . . . . . . . . . . . . . . . .    8
        (a)  RIGHT TO PIGGYBACK REGISTRATIONS  . . . . . . . . . . .    8
        (b)  PRIORITY ON PRIMARY REGISTRATIONS . . . . . . . . . . .    8
        (c)  PRIORITY ON SECONDARY REGISTRATIONS . . . . . . . . . .    8
        (d)  SELECTION OF UNDERWRITERS . . . . . . . . . . . . . . .    9
        (e)  OTHER REGISTRATIONS . . . . . . . . . . . . . . . . . .    9
        (f)  DECISION NOT TO FILE PIGGYBACK REGISTRATION STATEMENT .    9

   4.   HOLD-BACK AGREEMENTS . . . . . . . . . . . . . . . . . . . .    9
        (a)  RESTRICTIONS ON PUBLIC SALE BY HOLDER OF REGISTRABLE
             SECURITIES  . . . . . . . . . . . . . . . . . . . . . .    9
        (b)  REGISTRABLE SECURITIES ONLY . . . . . . . . . . . . . .    9
        (c)  RESTRICTIONS ON SALE OF EQUITY SECURITIES BY THE
             COMPANY . . . . . . . . . . . . . . . . . . . . . . . .   10

   5.   REGISTRATION PROCEDURES  . . . . . . . . . . . . . . . . . .   10

   6.   REGISTRATION EXPENSES  . . . . . . . . . . . . . . . . . . .   14
        (a)  COMPANY EXPENSES  . . . . . . . . . . . . . . . . . . .   14
        (b)  SELLING STOCKHOLDERS' COUNSEL . . . . . . . . . . . . .   14
        (c)  OTHER EXPENSES OF SELLING STOCKHOLDERS  . . . . . . . .   15

   7.   INDEMNIFICATION  . . . . . . . . . . . . . . . . . . . . . .   15
        (a)  INDEMNIFICATION BY COMPANY  . . . . . . . . . . . . . .   15
        (b)  INDEMNIFICATION BY HOLDERS OF REGISTRABLE SECURITIES  .   15
        (c)  CONDUCT OF INDEMNIFICATION PROCEEDINGS  . . . . . . . .   16
        (d)  CONTRIBUTION  . . . . . . . . . . . . . . . . . . . . .   16
        (e)  SURVIVAL  . . . . . . . . . . . . . . . . . . . . . . .   17

   8.   RULE 144 . . . . . . . . . . . . . . . . . . . . . . . . . .   17

   9.   PARTICIPATION IN UNDERWRITTEN REGISTRATIONS  . . . . . . . .   18

   10.  FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . .   18
        (a)  ANNUAL REPORTS  . . . . . . . . . . . . . . . . . . . .   18
        (b)  QUARTERLY REPORTS . . . . . . . . . . . . . . . . . . .   18
        (c)  MONTHLY REPORTS . . . . . . . . . . . . . . . . . . . .   19
        (d)  BUDGETS . . . . . . . . . . . . . . . . . . . . . . . .   19
        (e)  REQUESTED INFORMATION . . . . . . . . . . . . . . . . .   19

   11.  BOARD REPRESENTATION . . . . . . . . . . . . . . . . . . . .   19

   12.  CONSULTATION AND EXAMINATION . . . . . . . . . . . . . . . .   19

                                     -i-







   13.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . .   20
        (a)  NO INCONSISTENT AGREEMENTS  . . . . . . . . . . . . . .   20
        (b)  ADJUSTMENTS AFFECTING REGISTRABLE SECURITIES  . . . . .   20
        (c)  REMEDIES  . . . . . . . . . . . . . . . . . . . . . . .   20
        (d)  AMENDMENTS AND WAIVERS  . . . . . . . . . . . . . . . .   20
        (e)  NOTICES . . . . . . . . . . . . . . . . . . . . . . . .   20
        (f)  SUCCESSORS AND ASSIGNS  . . . . . . . . . . . . . . . .   21
        (g)  COUNTERPARTS  . . . . . . . . . . . . . . . . . . . . .   21
        (h)  HEADINGS  . . . . . . . . . . . . . . . . . . . . . . .   21
        (i)  GOVERNING LAW . . . . . . . . . . . . . . . . . . . . .   21
        (j)  SEVERABILITY  . . . . . . . . . . . . . . . . . . . . .   21
        (k)  ENTIRE AGREEMENT  . . . . . . . . . . . . . . . . . . .   21
        (l)  ATTORNEYS' FEES . . . . . . . . . . . . . . . . . . . .   21








































                                    -ii-







                        REGISTRATION RIGHTS AGREEMENT

        This Registration Rights Agreement (the "Agreement") is made and entered into as of June 17, 2005, by and among EarthShell Corporation, a Delaware corporation (the "Company"), and ReNewable Products LLC, a Delaware limited liability company ("Stockholder").

        This Agreement is being entered into in connection with the Agreement and Plan of Merger among the Company, EarthShell Triangle, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Mergerco"), ReNewable Products, Inc., a Delaware corporation and a wholly-owned subsidiary of Stockholder ("Target"), and Stockholder (the "Merger Agreement"). In order to induce Stockholder to enter into the Merger Agreement, the Company has agreed, among other things, to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the closing under the Merger Agreement.

        The parties hereto, intending to be legally bound, agree as follows:

   1.   DEFINITIONS

        As used in this Agreement, the following capitalized terms shall have the following meanings:

        "Common Stock" means the Company's common stock, par value $.01 per share.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

        "Financial Statements" means with respect to any accounting period for the Company and its subsidiaries, statements of income, retained earnings, shareholders' equity or partners' capital and cash flows of the Company and its subsidiaries for such period, and a balance sheet of the Company and its subsidiaries as of the end of such period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year if such period is less than a full fiscal year or, if such period is a full fiscal year, corresponding figures from the preceding annual audited financial statements, all prepared in reasonable detail and in accordance with U.S. generally accepted accounting principles, consistently applied.

        "NASD" means the National Association of Securities Dealers, Inc.

        "Person" means an individual, partnership, corporation, trust, unincorporated organization, limited liability company or other business entity, or a government or agency or political subdivision thereof.

        "Preferred Stock" means the Company's Series C Convertible Preferred Stock, par value $.01 per share.







        "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

        "Public Offering" means any offering by the Company or selling security holders of the Company's equity securities to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any comparable federal statute then in effect.

        "Registrable Securities" means the shares of Common Stock issuable from time to time upon conversion of the shares of Preferred Stock issued to Stockholder in the merger of Mergerco into Target (whether such shares are issued to Stockholder or a transferee of the Preferred Stock), including any Common Stock issued or issuable with respect to the Registrable Securities by reason of any stock dividend or stock split or in connection with any combination of shares, recapitalization, merger, consolidation or other reorganization; provided that a security ceases to be a Registrable Security when it is no longer a Restricted Security.

        "Registration Expenses" has the meaning set forth in Section 6.

        "Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

        "Restricted Security" means any Registrable Securities upon original issuance thereof, and with respect to any particular such security, so long as such security was acquired by the holder thereof other than pursuant to an effective registration under Section 5 of the Securities Act or pursuant to Rule 144 promulgated under the Securities Act; provided that a security that has ceased to be a Restricted Security cannot thereafter become a Restricted Security.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended from time to time.

        "Underwritten Registration" or "Underwritten Offering" mean a registration in which securities of the Company are sold to an underwriter or underwriters on a firm commitment or best efforts basis for reoffering to the public.

   2.   DEMAND REGISTRATIONS

        (a) RIGHT TO DEMAND REGISTRATIONS. The holders of at least 25% of the Registrable Securities shall have the rights to request or participate in registration under the Securities Act of Registrable Securities (a "Demand Registration") as set forth below. Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten (10) days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company's notice by such other holders of Registrable Securities, subject to Section 2(b). Demand Registrations may be made on Form S-1 or any similar long- form registration ("Long-Form Registrations"), but shall be made on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations") whenever the Company is permitted to use any applicable short form. The Company shall use its best efforts to make Short-Form Registrations on Form S-3 available for the sale of Registrable Securities.

        (b) LONG- AND SHORT-FORM REGISTRATIONS. At any time following the six (6) month anniversary of the closing under the Merger Agreement, the holders of at least 25% of the Registrable Securities may request registration under the Securities Act of all or any portion of the Registrable Securities, subject to the following:

             (i) LONG-FORM REGISTRATIONS. The holders of Registrable Securities shall be entitled to request (A) up to two (2) Long-Form Registrations in which the Company shall pay all Registration Expenses ("COMPANY PAID LONG-FORM REGISTRATIONS") and (B) an unlimited number of Long Form Registrations in which the holders of Registrable Securities register and sell an aggregate of at least 1,000,000 shares of Common Stock and in which the holders of Registrable Securities shall pay their share of the Registration Expenses as set forth in
   Section 6. A registration shall not count as one of the permitted Company-paid Long-Form Registrations until it has become effective and the holders of Registrable Securities are able to sell at least ninety percent (90%) of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay all Registration Expenses in connection with any registration initiated as a Company paid Long-Form Registration, whether or not it becomes effective or ultimately counts as one of the permitted Company paid Long Form Registrations.

             (ii) SHORT-FORM REGISTRATIONS. In addition to the Long-Form Registrations provided pursuant to Section 1(b)(i), the holders of at least 25% of the Registrable Securities shall be entitled to request up to two (2) Short-Form Registrations in which the Company shall pay all Registration Expenses, provided that the aggregate number of

   Company paid Long-Form Registrations and Short-Form Registrations shall not exceed three (3).

             (iii) PARTICIPATION. The Company shall promptly give written notice to all holders of Registrable Securities upon receipt of a request for a Demand Registration pursuant to Section 2(a)(i) above. The Company shall include in such Demand Registration such Registrable Securities for which it has received written requests to register within fifteen (15) days after such written notice has been given.

        (c) PRIORITY ON DEMAND REGISTRATIONS. The Company shall not include in any Demand Registration any securities that are not Registrable Securities without the prior written consent of the holders of a majority of the Registrable Securities included in such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities to be included in such registration, without adversely affecting the marketability or valuation of the offering, the Company shall include in such registration the maximum number that the managing underwriters advise, in the following priority: (i) first, the Registrable Securities of the holders exercising one of their rights to a Demand Registration, (ii) second, the number of Registrable Securities owned by holders other than those exercising a right to Demand Registration requested to be included in such registration which in the opinion of such underwriters can be sold without adverse effect, pro rata among the holders of such securities on the basis of the number of such securities owned by each such holder and (iii) third, securities other than Registrable Securities requested to be included in such registration which in the opinion of such underwriters can be sold without adverse effect, pro rata among the holders of such securities on the basis of the number of such securities owned by each such holder. Without the consent of the Company and the holders of a majority of the Registrable Securities included in such registration, any Persons other than holders of Registrable Securities who participate in Demand Registrations which are not at the Company's expense must pay their share of the Registration Expenses as provided in Section 6.

        (d) SELECTION OF UNDERWRITERS. The holders of a majority of the Registrable Securities included in any Demand Registration shall have the right to select the investment banker(s) and manager(s) to administer the offering. The Company shall have the right to require that any Demand Registration be an Underwritten Registration if it determines that an underwriter is necessary to maintain an orderly market for the Common Stock.

        (e) OTHER REGISTRATION RIGHTS. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the then outstanding Registrable Securities.

   3.   PIGGYBACK REGISTRATIONS

        (a) RIGHT TO PIGGYBACK REGISTRATIONS. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration hereunder) and the registration form to be used may be used for the registration of Registrable Securities (a "PIGGYBACK REGISTRATION"), the Company shall give prompt written notice (in any event within three business days after its receipt of notice of any exercise of demand registration rights other than under this Agreement) to all holders of Registrable Securities of its intention to effect such a registration and, subject to the priorities set forth in Sections 3(b) and 3(c), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company's notice by such holders of Registrable Securities.

        (b) PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such registration the maximum number that the managing underwriters advise, in the following priority: (i) first, the securities the Company proposes to sell,
   (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and (iii) third, securities other than Registrable Securities requested to be included in such registration which in the opinion of such underwriters can be sold without adverse effect, pro rata among the holders of such securities on the basis of the number of such securities owned by each such holder.

        (c) PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities (other than a Demand Registration requested by the holders of Registrable Securities pursuant to Section
   2), and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities to be included in such registration, the Company shall include in such registration the maximum number that the managing underwriters advise, in the following priority: (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and
   (iii) third, securities other than Registrable Securities requested to be included in such registration which in the opinion of such underwriters can be sold without adverse effect, pro rata among the holders of such securities on the basis of the number of such securities owned by each such holder.

        (d) SELECTION OF UNDERWRITERS. In connection with any underwritten Piggyback Registration, the Company shall have the right to select the managing underwriters.

        (e) OTHER REGISTRATIONS. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least one hundred eighty (180) days has elapsed from the effective date of such previous registration.

        (f) DECISION NOT TO FILE PIGGYBACK REGISTRATION STATEMENT. If, after proposing to file a Piggyback Registration Statement in connection with a primary offering, the Company decides not to file the Piggyback Registration Statement, then the holders of Registrable Securities requesting inclusion of their shares pursuant to Section 3(a)(i) will not be entitled to have their Registrable Securities registered at such time, unless they elect to convert such registration into a Demand Registration pursuant to Section 2(a).

   4.   HOLD-BACK AGREEMENTS

        (a) RESTRICTIONS ON PUBLIC SALE BY HOLDER OF REGISTRABLE SECURITIES. Subject to the terms of Section 4(b), each holder of Registrable Securities shall not effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the subsequent ninety (90) day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except sales or distributions made as part of such underwritten registration), unless the underwriters managing the Public Offering otherwise agree.

        (b) REGISTRABLE SECURITIES ONLY. Anything contained in this Agreement, including without limitation Section 4(a), to the contrary notwithstanding, nothing herein contained shall be deemed or construed to require any holder which owns securities of the Company acquired other than by reason of the holding of Preferred Stock or the exercise thereof, in whole or in part, to withhold such securities from sale during any such period of time.

        (c) RESTRICTIONS ON SALE OF EQUITY SECURITIES BY THE COMPANY. The Company (i) shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and during the subsequent one hundred eighty (180) day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the Public Offering otherwise agree, and (ii) shall cause each holder of its Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a Public Offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the Public Offering otherwise agree.

   5.   REGISTRATION PROCEDURES

        Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use its best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company will as expeditiously as possible:

        (a) prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act, which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof and shall include all financial statements required by the SEC to be filed therewith, cooperate and assist in any filings required to be made with the NASD, and use its best efforts to cause such Registration Statement to become effective; provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, the Company will furnish to the holders of the Registrable Securities covered by such Registration Statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review of such holders and underwriters, and the Company will not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which the holders of a majority of shares of the Registrable Securities covered by such Registration Statement or the underwriters, if any, shall reasonably object;

        (b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period, or such shorter period that will terminate when all Registrable Securities covered by such Registration Statement have been sold; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus; the Company shall not be deemed to have used its best efforts to keep a Registration Statement effective during the applicable period if it voluntarily takes any action that would result in the selling holders of the Registrable Securities covered thereby not being able to sell such Registrable Securities during that period unless such action is required under applicable law, provided that the foregoing shall not apply to actions taken by the Company in good faith and for valid business reasons, including without limitation the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of Section 5(k), if applicable;

        (c) notify the selling holders of Registrable Securities and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such advice in writing, (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (2) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (3) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (4) if at any time the representations and warranties of the Company contemplated by paragraph (n) below cease to be true and correct in any material respect, (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (6) of the happening of any event which makes any statement made in the Registration Statement, the Prospectus or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement, the Prospectus or any document incorporated therein by reference in order to make the statements therein not misleading;

        (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible time;

        (e) if requested by the managing underwriter or underwriters or a holder of Registrable Securities being sold in connection with an Underwritten Offering, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and the holders of a majority of shares of the Registrable Securities being sold reasonably agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the principal amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

        (f) furnish to each selling holder of Registrable Securities and each managing underwriter, without charge, at least one signed copy of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

        (g) deliver to each selling holder of Registrable Securities and the underwriters, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of the Prospectus or any amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

        (h) prior to any public offering of Registrable Securities, register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any seller or underwriter reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

        (i) cooperate with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two business days prior to any sale of Registrable Securities to the underwriters;

        (j) use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

        (k)  upon the occurrence of any event contemplated by paragraph
   (c)(6) above, prepare a supplement or posteffective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

        (l) cause all Registrable Securities covered by the Registration Statement to be listed, to the degree the Common Stock is so listed, on each securities exchange on which the Common Stock is then listed if requested by the holders of a majority of shares of such Registrable Securities or the managing underwriters, if any;

        (m) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agents with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company;

        (n) enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Registration (1) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary Underwritten Offerings; (2) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority of shares of the Registrable Securities being sold) addressed to each selling holder and the underwriters, if any, covering the matters customarily covered in opinions requested in

   Underwritten Offerings; (3) obtain "cold comfort" letters and updates thereof from the Company's independent registered public accountants addressed to the selling holders of Registrable Securities and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with primary Underwritten Offerings; and (4) deliver such documents and certificates as may be requested by the holders of a majority of the Registrable Securities being sold and the managing underwriters, if any, to evidence compliance with clause (k) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder;

        (o) make available for inspection by a representative of the holders of a majority of shares of the Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by the selling holders or underwriters, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such Persons unless disclosure of such records, information or documents is required by court or administrative order; and

        (p) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, earnings statements satisfying the provisions of
   Section 11(a) of the Securities Act, no later than forty-five (45) days after the end of any 12-month period (or ninety (90) days, if such period is a fiscal year) (1) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in an Underwritten Offering, or (2) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which statements shall cover said 12-month periods.

   6.   REGISTRATION EXPENSES

        (a) COMPANY EXPENSES. All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, costs in connection with "road shows", and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne by the Company unless otherwise specifically provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system, if the Company's securities are then NASDAQ-listed.

        (b) SELLING STOCKHOLDERS' COUNSEL. In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

        (c) OTHER EXPENSES OF SELLING STOCKHOLDERS. To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses, including without limitation all underwriting discounts and commissions, allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

   7.   INDEMNIFICATION

        (a) INDEMNIFICATION BY COMPANY. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each holder of Registrable Securities, such holder's officers, directors, members and partners and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and legal expenses) caused by or in any way relating to or arising out of any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement or Prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities. The payments required by this
   Section 6(a) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

        (b) INDEMNIFICATION BY HOLDERS OF REGISTRABLE SECURITIES. Each holder of Registrable Securities participating in any Registration Statement shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with such Registration Statement or any related Prospectus or preliminary Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in such Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such Registration Statement.

        (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall nevertheless pay the fees and expenses of counsel for the indemnified party, provided that the indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel for all indemnified parties with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

        (d)  CONTRIBUTION.  If the indemnification provided for in this
   Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses to which such indemnified party would be otherwise entitled under Section 7, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. In no event shall any holder of Registrable Securities be required to contribute an amount greater than the dollar amount of the proceeds received by such holder with respect to the sale of any Registrable Securities.

        The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The contribution provided for in this Section 7(d) shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party.

        (e) SURVIVAL. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

   8.   RULE 144

        With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit such holders to sell securities of the Company to the public without registration, the Company agrees to: (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act; (b) file with the SEC in a timely manner all reports and other documents required to be filed by the Company under the Securities Act and the Exchange Act (or, if the Company is not required to file such reports, it will, upon the request of the holders of a majority of the Registrable Securities make publicly available other information as long as necessary to permit sales pursuant to Rule 144 under the Securities Act); and (c) furnish to the holders of Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, as set forth in Rule 144 under the Securities Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit such holders to sell Registrable Securities pursuant to Rule 144 without registration.

   9.   PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

        No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements; (b) completes and executes all customary questionnaires, powers of attorney, customary indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder, such holder's ownership and title to the Registrable Securities, such holder's intended method of distribution, and such other representations and warranties are commonly given by selling shareholders in underwritten offerings) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 7 hereof; (c) provides all customary information reasonably requested by the Company or underwriter in connection with such registration, including copies of customary documents, instruments and agreements; and (d) complies with all applicable federal and state securities laws in connection with such registration.

   10.  FINANCIAL INFORMATION

        So long as any shares of Preferred Stock remain outstanding, the Company shall deliver the following to each holder of record of shares of Preferred Stock:

        (a) ANNUAL REPORTS. As soon as practicable and in no event later than the earlier of (i) ninety (90) days after the close of each fiscal year of the Company or (ii) the date on which the Financial Statements referred to in this clause (a) are delivered to the Company's board of directors, copies of the audited consolidated Financial Statements of the Company and its subsidiaries, as audited by the Company's independent registered public accountants, together with copies of such accountant's opinions thereon and, to the extent delivered, management letters delivered by such accountants in connection with all such Financial Statements;

        (b) QUARTERLY REPORTS. As soon as practicable and in no event later than the earlier of (i) sixty (60) days after the last day of each of the first three fiscal quarters of each fiscal year of the Company or (ii) the date on which the Financial Statements referred to in this clause (b) are delivered to the Company's board of directors, a copy of the Financial Statements of the Company and its subsidiaries (prepared on a consolidated basis) for such quarter and for the fiscal year to date;

        (c) MONTHLY REPORTS. As soon as possible, and in any event not later than thirty (30) days after the end of each month, consolidated balance sheets, statements of cash flow and statements of income of the Company and its subsidiaries reflecting the most recently completed month, setting forth, in each case, in comparative form figures for the corresponding period in the previous fiscal year;

        (d) BUDGETS. As soon as available, and in any event not later than forty-five (45) days after the end of each fiscal year of the Company, projected consolidated financial statements of the Company and its subsidiaries for the next fiscal year, including budgets for each month in such fiscal year; and

        (e) REQUESTED INFORMATION. Such other instruments, agreements, certificates, opinions, statements, documents and information relating to the operations or condition (financial or otherwise) of the Company and its subsidiaries as any holder of shares of Preferred Stock may from time to time reasonably request.

   11.  BOARD REPRESENTATION

        At any time from and after such time as all of the shares of Preferred Stock owned by Stockholder have been converted into shares of Common Stock, Stockholder shall have the right, at Stockholder's election, to propose one candidate for nomination as a director of the Company, and the board of directors of the Company (and any committee of the board to which the responsibility for nominating directors may be delegated in the future) shall nominate such candidate and use its best efforts to cause such candidate to be elected as a director of the Company. Stockholder shall have the right to direct the board of directors to remove such director with or without cause. In the event the candidate proposed by Stockholder ceases to be a director by reason of resignation, removal, death or disability, Stockholder shall have the right to propose his or her replacement, and the board of directors of the Company use its best efforts to cause such replacement to be elected as a director of the Company. Upon expiration of the term of any director proposed by Stockholder, Stockholder shall again have the right to propose a candidate for nomination and election. Stockholder's rights pursuant to this
   Section 10 shall terminate at such time as Stockholder owns less than 25% of the shares of Common Stock issuable upon conversion of the Preferred Stock as of the date of the closing under the Merger Agreement, as adjusted for any stock splits, combinations, reclassifications or similar changes.

   12.  CONSULTATION AND EXAMINATION

        For as long as Stockholder owns any shares of Preferred Stock or Common Stock, (a) Stockholder shall be entitled to consult with and advise management of the Company and its subsidiaries on significant business issues, including the Company's and such subsidiaries' management's proposed operating plans; (ii) the management of the Company and each of such subsidiaries shall meet with Stockholder regularly for such consultation and advice and to review progress in achieving said plans; and (iii) the Company and each such subsidiary shall permit Stockholder to examine the books and records of the Company and such subsidiary and inspect its facilities at such times as Stockholder shall determine. The foregoing shall not be deemed to constitute an exhaustive list of the management services that Stockholder may provide to the Company and its subsidiaries.

   13.  MISCELLANEOUS

        (a) NO INCONSISTENT AGREEMENTS. The Company shall not hereafter enter into any agreement with respect to its securities that is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

        (b) ADJUSTMENTS AFFECTING REGISTRABLE SECURITIES. The Company shall not take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability or valuation of such

   Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

        (c) REMEDIES. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

        (d) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of holders of at least a majority of the Registrable Securities; provided that no such amendment or action which adversely and disproportionately affects a holder of Registrable Securities vis-a-vis the other holders of Registrable Securities shall be effective against such holder of Registrable Securities without the prior written consent of such holder.

        (e) NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first- class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

             (i) if to Stockholder, initially at 200 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105, Attention: James A. Cooper, and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 13(e), with a copy to Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois 60606,
   Attention: Roger R. Wilen, Esq.; and

             (ii) if to the Company, initially at EarthShell Corporation, 3916 State Street, Santa Barbara, California 93110, attention Simon
   K. Hodson, and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 13(e), with a copy to, Gibson, Dunn & Crutcher, 2029 Century Park East, Los Angeles, California 90067, Attention: Robert K. Montgomery, Esq.

        All such notices and communications shall be deemed to have been duly given at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

        (f) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent holders of Registrable Securities.

        (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

        (h) HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

        (i) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

        (j) SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

        (k) ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company hereunder. This Agreement supersedes all prior agreements and understandings whether written or oral and all contemporaneous oral agreements and understandings among the parties with respect to such subject matter.

        (l) ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                      EARTHSHELL CORPORATION

                                      By:  Simon K. Hodson
                                           ____________________________
                                      Name: Simon K. Hodson
                                      Title: CEO

                                      By:  Scott Houston
                                           ____________________________
                                      Name: Scott Houston
                                      Title: CFO

                                      RENEWABLE PRODUCTS LLC

                                      By:  James A. Cooper
                                           ____________________________
                                      Name:  James A. Cooper
                                      Title:  VP

                                                                EXHIBIT 4
                                                                ---------

                                  EXHIBIT F


                             MR. ESSAM KHASHOGGI
                        c/o E. Khashoggi Industries LLC
                        3916 State Street, Suite 110
                      Santa Barbara, California  93105


                                June 17, 2005

   ReNewable Products LLC
   100 South Brentwood Boulevard, Suite 200
   St. Louis, MO  63105
   Attention:  James A. Cooper

   EarthShell Corporation
   3916 State Street, Suite 110
   Santa Barbara, CA  93105

             Re:  EarthShell Corporation ("EarthShell")
                  -------------------------------------

   Gentlemen:

        Reference is made to the Agreement and Plan of Merger dated as of June 17, 2005 (the "Merger Agreement") among (i) EarthShell, (ii) EarthShell Triangle, Inc., a newly-formed, wholly-owned subsidiary of EarthShell ("Mergerco"), (iii) ReNewable Products, Inc. ("Target"), a wholly-owned subsidiary of ReNewable Products LLC ("Stockholder"), and
   (iv) Stockholder, pursuant to which EarthShell would acquire Target through the merger of Mergerco with and into Target, and Stockholder would receive, in exchange for all of the outstanding shares of Target, an aggregate of 8,000,000 shares of a new series of EarthShell preferred stock, designated Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock would be convertible into common stock, par value $.01 per share, of EarthShell ("EarthShell Common Stock") on a share-for-share basis (subject to certain adjustments). In connection with the closing under the Merger Agreement, EarthShell and Stockholder would enter into a Registration and Investor Rights Agreement in substantially the form previously provided to the undersigned.

        I, together with members of my family and entities I own or control (each of us, individually, a "Khashoggi Holder" and, collectively, the "Khashoggi Holders") currently own collectively approximately 6,526,838 shares of EarthShell Common Stock, as well as certain other securities of EarthShell, and one or more of the Khashoggi Holders are a party to various agreements with EarthShell relating to such securities, including a Registration Rights Agreement dated as of February 28, 1995, as amended. The purpose of this letter is to set forth the agreements between us with respect to the possible disposition of our shares of EarthShell Common Stock. For purposes of this letter, any securities convertible into, or exchangeable or exercisable for, shares of EarthShell Common Stock (including the Series C Convertible Preferred Stock) shall be treated as if they were the number of shares of EarthShell Common Stock into or for which they are convertible, exchangeable or exercisable.

        Stockholder agrees not to sell, distribute or otherwise dispose of ("Transfer") any shares of EarthShell Common Stock except (subject in all cases provided in clauses (i)-(vii) below to compliance with paragraph 4) (i) in a public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), (ii) in a sale pursuant to Rule 144 under the Securities Act, (iii) to an affiliate of the Khashoggi Holders or Stockholder, as the case may be, who agrees in writing to be subject to the terms and conditions of this letter applicable to the transferor, (iv) in a private sale or sales involving in the aggregate fewer than 10% of the total number of shares of EarthShell Common Stock owned by the Khashoggi Holders (as a group) or Stockholder, as the case may be, as of the date of this letter, (v) in connection with a pledge of shares to secure a bona fide loan, (vi) upon the exercise of stock options or other rights outstanding as of the date of this letter or (vii) with the consent of the other party. The restrictions in this paragraph 1 shall remain in effect from the date of this letter agreement until the earlier of (x) termination of the Merger Agreement and (y) the second anniversary of the closing under the Merger Agreement. For purposes of this paragraph, "affiliate" shall have the meaning given such term in Rule 405 under the Securities Act.

        2. "CUT-BACK" RIGHTS IN REGISTERED OFFERINGS. Notwithstanding the language of any registration rights agreement, or any other agreement between any Khashoggi Holder or Stockholder and EarthShell, if the managing underwriter or underwriters of any proposed underwritten offering in which any Khashoggi Holder and Stockholder request to include shares of EarthShell Common Stock advise that the number of shares sought to be included in the offering would exceed the number of shares of EarthShell Common Stock that could be sold without having an adverse effect on such offering, the number of shares requested to be included by any such Khashoggi Holder and Stockholder shall be reduced pro rata, based on the number of shares of EarthShell Common Stock that each party has requested to be included, regardless of whether either party demanded such registration or the relationship of the number of shares requested to be included by Stockholder to the number requested to be included by any Khashoggi Holder.

        3. HOLD-BACK AGREEMENT. Each Khashoggi Holder and Stockholder agrees not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of EarthShell Common Stock, during the seven days prior to and the subsequent 120-day period beginning on the effective date of any registration statement in which shares of EarthShell Common Stock offered by the other are included (except sales or distributions made as part of such registration), unless both the other and the underwriters managing the offering otherwise agree.

        4. PRESERVATION OF NET OPERATING LOSS CARRYFORWARD. Prior to making any Transfer of shares of EarthShell Common Stock, each transferring Khashoggi Holder and Stockholder agrees to coordinate with the other, EarthShell and their respective professional tax advisors regarding the effect that such Transfer, together with all past transactions and any future transactions that, in EarthShell's reasonable judgment, are likely to occur ("Foreseeable Transactions") involving EarthShell Common Stock, will have under Section 382 of the Internal Revenue Code of 1986, as amended, with respect to any net operating loss carryforward of EarthShell. If there is a material risk that the proposed Transfer, together with all such past transactions and Foreseeable Transactions, would result in the disallowance of, or a material limitation on the availability of, EarthShell's net operating loss carryforward, then each such Khashoggi Holder and Stockholder agrees to reduce the number of shares of EarthShell Common Stock to be Transferred (pro rata based on the number of shares of EarthShell Common Stock proposed to be Transferred, or on such other basis as such Khashoggi Holder and Stockholder may agree) as reasonably necessary to avoid such risk. (Shares of EarthShell Common Stock not Transferred because of a reduction described in the preceding sentence are referred to as "Delayed Transfer Shares.") EarthShell agrees to furnish accurate and complete information to the Khashoggi Holders, Stockholder and their respective professional tax advisors, as well as to EarthShell's own professional tax advisors, to allow them to assess such risk.

        5. DELAYED TRANSFER SHARES. In the event that a Khashoggi Holder or Stockholder is required, pursuant to paragraph 4, to reduce the number of shares of EarthShell Common Stock to be Transferred, then EarthShell shall use commercially reasonable efforts not to engage in any subsequent transaction involving EarthShell Common Stock (other than a Foreseeable Transaction taken into account in determining such reduction) that would have the effect of further postponing the date on which the Delayed Transfer Shares may be Transferred, until the Delayed Transfer Shares have been Transferred or are no longer proposed to be Transferred.

        6.   MISCELLANEOUS.

             (a) REMEDIES. Each Khashoggi Holder and Stockholder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this letter. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this letter. Each of Stockholder, on the one hand, and the Khashoggi Holders, on the other hand, shall indemnify and hold harmless the other for any costs or damages (including reasonable attorneys' fees) resulting from a breach of any of the terms of this agreement by such party. Each Khashoggi Holder and Stockholder shall be entitled to rely on any written advice or information provided by EarthShell or its professional tax advisors in determining whether a Transfer of EarthShell Common Stock may be made pursuant to the terms of this letter.

             (b) AMENDMENTS. This letter shall not be modified or amended except by an instrument in writing signed by EarthShell, Essam Khashoggi and Stockholder (or their successors or permitted assigns).

             (c) NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery to the parties at their addresses at the top of this letter. All such notices and communications shall be deemed to have been duly given when received by the addressee.

             (d) SUCCESSORS AND ASSIGNS. This letter shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and, in the case of the Khashoggi Holders, each Khashoggi Holder. The undersigned shall cause each other Khashoggi Holder under his control to abide by the terms of this Agreement and shall be liable for any damages resulting from any breach of this Agreement by such other Khashoggi Holders, and Stockholder shall cause each affiliate to which shares of EarthShell Common Stock or Series C Convertible Preferred Stock may be transferred pursuant to clause (iii) of paragraph 1 to abide by the terms of this Agreement and shall be liable for any damages resulting from any breach of this Agreement by such affiliate.

             (e) COUNTERPARTS. This letter may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

             (f) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

             (g) ENTIRE AGREEMENT. This letter is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This letter supersedes all prior agreements and understandings whether written or oral and all contemporaneous oral agreements and understandings among the parties with respect to such subject matter.

        If you agree that this letter accurately reflects the agreement between us, please so indicate by signing a copy of this letter and returning it to my attention.

                                           Sincerely,


                                           ESSAM KHASHOGGI


                                           /s/ Essam Khashoggi
                                           ___________________________
                                           Essam Khashoggi


   Agreed and accepted as of the 17th
   day of June, 2005

   RENEWABLE PRODUCTS LLC


   By: James A. Cooper
       __________________________
   Name:  James A. Cooper
   Title:  Vice President


   EARTHSHELL CORPORATION


   By: Scott Houston
       __________________________
   Name:  Scott Houston
   Title:  CFO

   By: __________________________
   Name:
   Title:

                                                                EXHIBIT 5
                                                                ---------



                           JOINT FILING AGREEMENT

        The undersigned hereby agree that statements on Schedules 13D and Forms 3, 4 and 5 with respect to the shares of common stock of EarthShell Corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.
   The undersigned hereby further agree that this Joint Filing Agreement may be included as an exhibit to such statements or amendments. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.  SIGNATURE PAGE FOLLOWS.]







                                 Signatures

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.

                            RENEWABLE PRODUCTS LLC

                            By its manager, TSCP Machinery & Processing
                            Group, LLC

                                 By Thompson Street Capital Partners,
                                 L.P.

                                      By Thompson Street Capital GP LLC


                                           By:  /s/ James A. Cooper
                                                ------------------------
                                                James A. Cooper
                                                Managing Member

                            TSCP MACHINERY & PROCESSING GROUP, LLC

                            By Thompson Street Capital Partners, L.P.

                                 By Thompson Street Capital GP LLC


                                      By:  /s/ James A. Cooper
                                           -----------------------------
                                           James A. Cooper
                                           Managing Member

                            THOMPSON STREET CAPITAL PARTNERS, L.P.

                            By Thompson Street Capital GP LLC


                                 By:  /s/ James A. Cooper
                                      ----------------------------------
                                      James A. Cooper
                                      Managing Member

                            THOMPSON STREET CAPITAL GP LLC


                            By:  /s/ James A. Cooper
                                 ---------------------------------------
                                 James A. Cooper
                                 Managing Member




                                 /s/ James A. Cooper
                                 ---------------------------------------
                                 JAMES A. COOPER, individually


                                 /s/ Peter S. Finley
                                 ---------------------------------------
                                 PETER S. FINLEY, individually